EXECUTION COPY
ASSET PURCHASE AGREEMENT
dated as of March 1, 2006
by and between
DEL MONTE CORPORATION
and
TREEHOUSE FOODS, INC.

-i-

4.2	Agreement Not in Breach of Other Instruments Affecting the Buyer.	32
4.3	Financial Capability.	32
4.4	Compliance with Applicable Law; Actions and Proceedings.	33
4.5	Compliance with Confidentiality Agreement.	33
4.6	Brokers.	33
4.7	Government Approvals.	33

ARTICLE V CERTAIN COVENANTS		33

5.1	Certain Understandings; Access to Information.	33
5.2	Preservation of Books and Records.	36
5.3	Conduct of Business.	36
5.4	Environmental Notification.	37
5.5	Transition Services.	38
5.6	Co-Pack Agreements.	38
5.7	Mendota Agreements.	38
5.8	Intellectual Property Agreements.	38
5.9	Parking Sublease.	38
5.10	Facilities License.	39
5.11	R&D Facility Agreements.	39
5.12	Energy Supply Agreement.	39
5.13	Employee Services Agreement.	39
5.14	Regulatory and Other Authorizations.	39
5.15	Consents.	40
5.16	No Other Representations or Warranties; Disclaimer Regarding Estimates and Projections.	40
5.17	Real Estate Matters.	41
5.18	Employees and Employee Benefit Plans.	42
5.19	Taxes.	49
5.20	Recalls.	50
5.21	Use of Certain Names.	50
5.22	Use of Certain UPC Codes.	51
5.23	Returns.	51
5.24	Rebates under Supply Agreements.	51
5.25	Reimbursement.	51
5.26	Confidentiality.	52
5.27	Update Information.	52
5.28	Noncompetition, Nonsolicitation and Noninterference.	52
5.29	Forwarding of Collected Payments.	53
5.30	Exclusivity.	53
5.31	Union Matters.	54
5.32	Regulation S-X Compliant Financial Statements.	54
5.33	Liens and Encumbrances.	55
5.34	Cooperation; Further Assurances.	55
5.35	Planning Materials.	55
5.36	Credit Agreement.	55
5.37	Insurance Proceeds.	55
-ii-

5.38	Customer Deductions.	56
5.39	Microwaveable Bowls.	56

ARTICLE VI CONDITIONS PRECEDENT TO CLOSING		56

6.1	Conditions to Obligations of the Buyer.	56
6.2	Conditions to Obligations of the Company.	58

ARTICLE VII CLOSING		59

7.1	Closing Date.	59
7.2	Deliveries by the Company at Closing.	59
7.3	Deliveries by the Buyer at Closing.	60

ARTICLE VIII INDEMNIFICATION		60

8.1	Survival of Representations and Warranties.	60
8.2	Indemnification Generally.	61
8.3	Limitations of Damages.	63
8.4	Exclusive Remedy.	64
8.5	Tax Treatment.	64

ARTICLE IX TERMINATION		64

9.1	Termination.	64
9.2	Event of Termination.	65

ARTICLE X MISCELLANEOUS		65

10.1	Public Announcement.	65
10.2	Payment of Costs and Expenses.	65
10.3	Succession and Assignment.	66
10.4	Entire Agreement.	66
10.5	Severability; Enforceability.	66
10.6	Bulk Sales Laws.	66
10.7	Counterparts.	66
10.8	Notices.	66
10.9	Waivers.	68
10.10	Third Parties.	68
10.11	Rules of Construction.	68
10.12	Governing Law; Consent to Jurisdiction.	68
10.13	STATUTORY COAL NOTICE.	68
10.14	WAIVER OF JURY TRIAL.	68
10.15	Specific Performance.	69
-iii-

EXHIBITS

Exhibit A	Form Working Capital Statement
Exhibit B	Transition Services Agreement
Exhibit C	College Inn Co-Pack Agreement
Exhibit D	Terminal Island Co-Pack Agreement
Exhibit E	Mendota Co-Occupancy Agreement
Exhibit F	Mendota Lease Agreement
Exhibit G	Mendota Sublease Agreement
Exhibit H	Trademark License Agreement
Exhibit I	Shared IP Agreements
Exhibit J	Trademark Assignment Agreement
Exhibit K	Intellectual Property Assignment
Exhibit L	Domain Name Transfer Agreement
Exhibit M	Parking Sublease
Exhibit N	Facilities License
Exhibit O	R&D Lease & Facility Sharing Agreement
Exhibit P	R&D Equipment Room Lease
Exhibit Q	Energy Supply Agreement
Exhibit R	Pittsburgh Facility Subdivision
Exhibit S	Easement Agreement
Exhibit T	Del Monte Industrial Use Covenant
Exhibit U	Employee Services Agreement
-i-

ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (the “Agreement”), made as of the 1st day of March, 2006, by and between TreeHouse Foods, Inc., a Delaware corporation (the “Buyer”), and Del Monte Corporation, a Delaware corporation (the “Company”).
WITNESSETH:
     WHEREAS, the Company is engaged in, among other businesses, the business of manufacturing, marketing, selling and distributing (1) private label soup, such business referred to by the Company as Del Monte Corporate Brands (“DCB”), (2) infant feeding products under the brand name Nature’s Goodness (“Nature’s Goodness”), and (3) the food service soup business conducted pursuant to the Amended and Restated Contract Packaging Agreement for Pittsburgh, dated May 1, 2004, between Del Monte Corporation and H.J. Heinz Company, L.P. (“FSS,” and together with DCB and Nature’s Goodness, the “Business”); and
     WHEREAS, the Company desires to sell, transfer and assign to the Buyer, and the Buyer desires to purchase from the Company, all of the Company’s right, title and interest in and to substantially all of the assets of the Business, as specifically provided herein; and
     WHEREAS, in connection therewith, the Buyer has agreed to assume substantially all of the liabilities of the Company relating to the Business as specifically provided herein;
     NOW, THEREFORE, in consideration of the premises and of the mutual covenants hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINED TERMS
     1.1 Definitions. The following terms used in this Agreement shall have the meanings indicated below:
     “Affiliate” shall mean, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.
     “Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state or local statute, law, ordinance, policy, guidance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement, of any Governmental Entity applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer’s, director’s, employee’s, consultant’s or agent’s activities on behalf of such Person or any of its Affiliates).

     “Assumed Real Estate Taxes” shall mean real property Taxes related to the Owned Real Property to the extent such Taxes are not due and payable as of the Closing Date and have been reserved for as a current liability in the calculation of the Closing Working Capital.
     “Benefit Plans” shall mean any employee pension benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), welfare benefit plans (including post retirement medical and life insurance) (as defined in Section 3(1) of ERISA), bonus, stock purchase, stock ownership, stock option (or other equity-based), deferred compensation, incentive, severance, change in control, termination or other compensation plan or arrangement, and other material employee fringe benefit plans whether or not subject to ERISA or oral (i) presently sponsored, maintained, contributed to, or required to be contributed to, by the Company or ERISA Affiliates in connection with the Business and (ii) in which any Business Employee is a participant.
     “Business Day” shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.
     “Business Intellectual Property Rights Under the Heinz IP Agreements” shall mean all rights to any intellectual property related to the Business under the Heinz IP Agreements.
     “Code” shall mean the Internal Revenue Code of 1986, as amended.
     “Collateral Agreements” shall mean the Transition Services Agreement, the Co-Pack Agreements, the Mendota Co-Occupancy Agreement, the Mendota Lease Agreement, the Mendota Sublease Agreement, the Trademark License Agreement, the Shared IP Agreements, the Trademark Assignment Agreement, the Intellectual Property Assignment, the Domain Name Transfer Agreement, the Parking Sublease, the Facilities License, the R&D Lease & Facility Sharing Agreement, the R&D Equipment Room Lease, the Easement Agreement, the Energy Supply Agreement, and the Employee Services Agreement.
     “Company Retained Environmental Liabilities” shall mean all Liabilities for pollution, contamination or environmental conditions created or occurring out of activities conducted or conditions existing with respect to Company or the Business (i) arising under Environmental Laws, (ii) relating to violations of Environmental Laws, or (iii) relating to any off site locations at which any waste or materials has been transported, treated, stored or disposed, but not including the Specified Assumed Environmental Liabilities.
     “Control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.
     “Del Monte Industrial Use Covenant” shall mean a recorded covenant running with the land with respect to Retained Pittsburgh Real Property executed by the Company in substantially the form as described as Exhibit T.

     “Dividable Contracts” shall mean any Contract that is material to the Business but also relates to other businesses of the Company and not solely related to the Business.
     “Environmental Claim” shall mean any claim, action, notice, letter, demand or request for information (in each case in writing) by any person or entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from any violation of Environmental Law or the release, emission, discharge, presence or disposal of any Hazardous Material.
     “Environmental Laws” shall mean all federal, state, local and foreign statutes, regulations, ordinances and rules having the force and effect of law and the common law each concerning human health and safety, pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §§ 9601 et seq. (“CERCLA”), the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., the Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Clean Water Act (Federal Water Pollution Control Act), 33 U.S.C. §§ 1251 et seq., the Occupational Safety and Health Act, 29 U.S.C. Section 651, et seq., as in effect as of the date of this Agreement.
     “ERISA Affiliate” shall mean (i) any corporation included with the Company in a controlled group of corporations within the meaning of Section 414(b) of the Code; (ii) any trade or business (whether or not incorporated) which is under common control with the Company within the meaning of Section 414(c) of the Code; (iii) any member of an affiliated service group of which the Company is a member within the meaning of Section 414(m) of the Code; or (iv) any other Person or entity treated as an affiliate of the Company under Section 414(o) of the Code.
     “Excluded UPC Codes” shall mean the universal product codes used in the Business which are related to (i) the Nature’s Goodness products listed on Schedule 1.1 to the Company Disclosure Letter, and (ii) any products which are manufactured by the Company for any other Person.
     “GAAP” shall mean United States generally accepted accounting principles consistently applied and maintained throughout the applicable periods.
     “Governmental Entity” shall mean any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing which has or claims to have competent jurisdiction over the relevant Person or its business, property, assets or operations.
     “Hazardous Material” shall mean (a) petroleum and petroleum products and by-products, asbestos-containing materials, polychlorinated biphenyls, and (b) any other chemicals,

materials or substances defined or regulated as “hazardous” or “toxic” or words of similar import, under any applicable Environmental Law.
     “Heinz” shall mean H.J. Heinz Company, a Pennsylvania corporation.
     “Heinz IP Agreements” shall collectively refer to the Shared Heinz IP License Agreement effective December 20, 2002 between H.J. Heinz Company and SKF Foods Inc., the Shared Spinco IP License Agreement effective December 20, 2002 between H.J. Heinz Company and the SKF Foods Inc., the Trademark and Cooperation Agreement dated December 20, 2002 between H.J. Heinz Company and SKF Foods Inc., and the Right of Use Agreement dated December 20, 2002 between H.J. Heinz Company and SKF Foods Inc..
     “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Knowledge of the Company” and phrases of similar import shall mean the knowledge, after reasonable inquiry, of: (i) Jeff Berry, Juan Carlos Bertini, Rich French, Kevin Holden, Barry Mills, Apurva S. Mody, Stephen D. Reyburn, and (ii) R.S. Allen, Tere West-Arroyo, Marv Berg, Larry Bodner, Ken Boersen, Soren Bjorn, Marc L. Brown, Mark Buxton, Gregg Findley, Dick Muto, Ken Nowosielski, Richard J. Rothamel, Gary Schoen, and Ray Volan; provided, however, that the individuals specified in clause (ii) above shall only be responsible for the knowledge, after reasonable inquiry, of the matters within the scope of their responsibility.
     “Liabilities” shall mean any liability or obligation of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same are required to be accrued on the financial statements of such Person, whenever arising, and including those arising under any law, rule, regulation, action, threatened or contemplated action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorneys’ fees and any and all costs and expenses, whatsoever reasonably incurred in investigating, preparing or defending against any such actions or threatened or contemplated actions), order or consent decree of any governmental authority or any award of any arbitrator or mediator of any kind, and those arising under any contract, commitment or undertaking.
     “Material Adverse Effect” shall mean any event or condition (other than any event or condition (a) resulting from general, regulatory, political or economic or financial market conditions or changes, (b) affecting any segment of the industries generally in which the Business operates, and, in the case of each of clauses (a) and (b), not having a unique or disproportionate effect on the Business, or (c) caused by the Buyer or any of its Affiliates), that has or is reasonably likely to have, a material adverse effect on the assets, liabilities, results of operations or financial condition of the Business taken as a whole, or on the ability of the Company to consummate the transactions contemplated hereby; provided, however, that any reduction in the market price or trading volume of the Buyer’s publicly traded common stock shall not be deemed to constitute a Material Adverse Effect.

     “Material Feature” shall mean any feature of a Plan that is a benefit, right or feature within the meaning of Code section 411(d)(6).
     “Mendota Facility” shall mean that portion of the real property owned by the Company located at 347 North 43rd Road, Mendota, Illinois on which the Company operates the Business.
     “Mendota Union Contract” means the collective bargaining agreement between Del Monte Foods and Retail, Wholesale, & Department Store Union/UFCW (AFL-CIO) and its Local Union No. 17 (the “RWDSU”), dated as of January 17, 2002, including the addenda thereto through the date hereof.
     “Permitted Liens” shall mean (a) liens for taxes, assessments and other governmental charges not yet due and payable as of the Closing Date, (b) statutory, mechanics’, laborers’, materialmen’s or similar liens arising in the ordinary course of the Company’s business for sums not yet due and payable as of the Closing Date and in amounts not material to the Business, (c) statutory and contractual landlord’s liens under leases pursuant to which the Company or any of its subsidiaries is a lessee and not in default, (d) with regard to Owned Real Property, any and all matters of record in the jurisdiction where the Owned Real Property is located, including, restrictions, reservations, covenants, conditions, oil and gas leases, mineral severances and liens which do not materially impair the present use or occupancy of the Owned Real Property in the operation of the Business as conducted as of the Closing Date, (e) with regard to Owned Real Property, any easements, rights-of-way, building or use restrictions, prescriptive rights, encroachments, protrusions, rights and party walls which do not materially interfere with the present use of such Owned Real Property in the operation of the Business as conducted as of the Closing Date, and (f) such other imperfections of title as do not materially detract from the value or otherwise interfere with the present use of any of the Company’s or its subsidiaries’ properties or otherwise impair the Company’s operation of the Business as conducted as of the Closing Date; provided, however, that the First Option to Purchase shall not constitute a Permitted Lien.
     “Person” shall mean any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, group, government or Governmental Entity.
     “Pittsburgh Facility” shall mean the real property owned or leased by the Company on which the Company currently operates the Business in Pittsburgh, Pennsylvania.
     “Pittsburgh Facility Subdivision” shall mean the subdivision of the Owned Real Property and the Leased Real Property from the Retained Pittsburgh Real Property, pursuant to a plan of subdivision prepared by the Company and mutually agreed to by the Parties, substantially in accordance with the schematic drawing attached hereto as Exhibit R, together with the issuance of any related variances from applicable zoning laws required in connection with the approval of the foregoing subdivision plan.

     “Pittsburgh Teamsters Contract” means the collective bargaining agreement between the Company (as successor to Heinz North America) and International Brotherhood of Teamsters Local Union No. 249, including the extension agreement dated December 16, 2005.
     “Pittsburgh UFCW Contract” means the collective bargaining agreement between Del Monte Foods Pittsburgh Factory, Pittsburgh, PA, and United Food and Commercial Workers Union Local 325, chartered by United Food & Commercial Workers Union AFL-CIO & CLC (the “UFCW”), dated March 1, 2003.
     “Plan” shall mean any plan, policy, program, payroll practice, on-going arrangement, contract, trust, insurance policy or other agreement or funding vehicle, whether written or unwritten, providing benefits to the Business Employees and/or Transferred Employees (including any Benefit Plan).
     “Reservoir Space” shall mean that portion of the Reservoir Building at the Pittsburgh Facility that the Company leases pursuant to that certain Reservoir Building Lease Agreement with Progress Street Partners, Ltd. dated August 1, 2001.
     “Restricted Business” shall mean the Business as conducted by the Company from and after December 20, 2002 up to and including the Closing Date, and the food service soup business.
     “Retained Pittsburgh Real Property” shall mean all real property located on the Pittsburgh Facility other than the Owned Real Property and the Leased Real Property.
     “R&D Facility” shall mean the portion of the Retained Pittsburgh Real Property that encompasses the Research and Development Building.
     “Specified Assumed Environmental Liabilities” shall mean all Liabilities for pollution, contamination or environmental conditions created or occurring out of activities conducted or conditions existing with respect to the Owned Real Property or with respect to the Reservoir Space (i) arising under Environmental Laws or (ii) relating to violations of Environmental Laws.
     “Taxes” shall mean any income, corporation, gross receipts, profits, gains, capital stock, capital duty, franchise, withholding, social security, unemployment, disability, property, wealth, welfare, stamp, excise, occupation, sales, use, value added, alternative minimum, estimated or other similar charge imposed by any Governmental Entity or political subdivision thereof, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing.
     “Tax Return” shall mean any declaration, return, report, estimate, information return, schedule, statement or other document, including any amendment thereof, filed or required to be filed with or, when none is required to be filed with a Taxing Authority, the statement or other document issued by, a Taxing Authority.
     “Taxing Authority” shall mean any federal, state, local or foreign governmental authority, domestic or foreign, which imposes Taxes.

     “Terminal Island Facility” shall mean the real property leased by the Company located at 1045 Ways Street, Terminal Island, California, on which the Company operates the Business.
     1.2 Terms Defined Elsewhere. The following is a list of additional terms used in this Agreement and a reference to the Section hereof in which such term is defined:

Term	Section
2004 and 2005 Statement of Net Sales	3.13(a)
2004 and 2005 S-X Business Financials	3.13(b)
Accounting Practices	2.6(b)
Acquired Assets	2.2
Action	3.7
Agreement	Preamble
Assumed Contracts	2.2(a)(iii)
Assumed Liabilities	2.4(a)
Assumed Union Contract	5.18(a)
BAS	3.12
Buncher	5.9
Buncher Parking Lease	5.9
Business	Recitals
Business Employees	5.18(a)
Buyer	Preamble
Buyer Certificate	6.2(d)
Buyer Disclosure Letter	Article IV (Intro)
Buyer Indemnified Parties	8.2(a)
Buyer’s Health and Welfare Plans	5.18(f)(i)
Buyer’s Pension Plans	5.18(g)
Buyer Retiree Health Plan	5.18(c)(ii)
Buyer’s Savings Plans	5.18(h)(i)
Buyer Third Party Consents	5.15(b)
Calculation Notice	2.6(e)
Closing	7.1
Closing Date	7.1
Closing Date Interest Rate	2.6(h)
Closing Working Capital	2.6(a)
Collateral Source	8.3(c)
College Inn Co-Pack Agreement	5.6
Company	Preamble
Company Certificate	6.1(d)
Company Contracts	2.2(a)(iii)
Company Disclosure Letter	Article III (Intro)
Company Health and Welfare Plans	5.18(f)(i)
Company Indemnified Parties	8.2(b)
Company Pension Plans	5.18(g)

Term	Section
Company Third Party Consents	5.15(a)
Confidentiality Agreement	5.26
Contracts	2.2(a)(iii)
Co-Pack Agreements	5.6
Cost Neutral Basis	2.8(a)
Credit Agreement	4.3
Critical Dividable Contracts	2.8(a)
DCB	Recital
Deed	6.1(h)(iii)
Easement Agreement	5.17(b)
Employee Retention Agreements	3.8
Employee Services Agreement	5.13
Energy Supply Agreement	5.12
Environmental Investigation	5.4
Equipment	2.2(a)(i)
Estimated Working Capital	2.6(c)
Excluded Assets	2.3
Excluded Liabilities	2.4(b)
Facilities License	5.10
Financial Statements	3.13(a)
First Option to Purchase	3.4(a)
Form Working Capital Statement	2.6(a)
FSS	Recitals
Heinz IP Consent	5.15(d)
Indemnified Party	8.2(c)
Indemnifying Party	8.2(c)
Initial Calculation	2.6(d)
Intellectual Property	2.2(a)(ii)
Interim S-X Business Financials	5.32(a)
Inventory	2.2(a)(vii)
Leased Real Property	2.2(a)(v)
Liens	3.3
Losses	8.2(a)
Losses Threshold	8.3(a)
Material Contracts	3.8
May 1, 2005 Statement of Net Assets	3.13(a)
Mendota Co-Occupancy Agreement	5.7
Mendota Lease Agreement	5.7
Mendota Sublease Agreement	5.7
Multiemployer Plan	3.15(a)
Names	5.21
Nature’s Goodness	Recitals
Other Dividable Contracts	2.8(c)
Owned Real Property	2.2(a)(iv)
Parking Sublease	5.9
PBGC	5.18(g)(ii)(B)

Term	Section
Post Closing Dividable Contracts	2.8(c)
PT	5.29
Purchase Price	2.5
Real Estate Leases	3.5
Rebate Contracts	5.24
Rebate Statement	5.24
Regulation S-X	3.13(b)
Retained Pittsburgh Real Property	2.3(f)
R&D Equipment Room Lease	5.11
R&D Lease & Facility Sharing Agreement	5.11
SEC	3.13(b)
Settlement Accountants	2.6(f)
Severance Plans	5.18(f)(v)
Shared Del Monte IP Agreement	5.8
Shared IP Agreements	5.8
Shared TreeHouse IP Agreement	5.8
Statement of Net Assets	3.13(a)
Statement of Net Sales	3.13(a)
Survival Date	8.1
Surveys	6.1(h)(ii)
S-X Business Financials	5.32(a)
Terminal Island Co-Pack Agreement	5.6
TIF Agreement	2.4(a)(xiv)
Title Commitments	6.1(h)(i)
Trademark License Agreement	5.8
Transferred Employees	5.18(a)
Transferred Union Employee	5.18(a)
Transferred Mendota Union Employees	5.18(c)(i)
Transition Services Agreement	5.5
Union Pension Fund	5.18(g)(ii)
WARN	5.18(b)
WARN Act Laws	5.18(b)
Working Capital	2.6(a)
Working Capital Adjustment Amount	2.6(g)
Working Capital Target	2.6(a)
     1.3 Interpretation. In this Agreement, unless otherwise specified or where the context otherwise requires:
          (a) the headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement;
          (b) words importing any gender shall include other genders;
          (c) words importing the singular only shall include the plural and vice versa;

          (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”;
          (e) the words “hereof,” “hereto,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;
          (f) references to “Articles,” “Exhibits” and “Sections” shall be to Articles, Exhibits and Sections of or to this Agreement; and
          (g) references to any Person include the successors and permitted assigns of such Person.
ARTICLE II
PURCHASE AND SALE OF ASSETS
     2.1 Purchase and Sale of Acquired Assets. On the Closing Date, upon the terms and conditions herein set forth, the Buyer agrees to purchase from the Company, and the Company agrees to sell, transfer, convey and deliver to the Buyer, free and clear of all Liens (other than Permitted Liens), all of the Acquired Assets at the Closing for the assumption of liabilities as provided in Section 2.4(a) and the payment specified in Section 2.5.
     2.2 Acquired Assets.
          (a) Except as otherwise provided in this Section 2.2(a), as used herein, “Acquired Assets” shall mean all right, title and interest of the Company in and to all of the assets used primarily in connection with the Business (other than the Excluded Assets), including the following properties and assets:
               (i) all tangible personal property used or held for use primarily in connection with the Business, including all machinery, equipment (including research and development equipment), parts, tooling, vehicles, furniture, office equipment, supplies and other items of tangible personal property owned by the Company and used or held for use primarily in connection with the Business together (to the extent transferable) with any warranty by the respective manufacturers or sellers thereof, including all such personal property located in, at or on the Pittsburgh Facility, the Mendota Facility and the Terminal Island Facility, including all of the items having been described on Schedule 2.2(a)(i) to the Company Disclosure Letter (collectively, the “Equipment”);
               (ii) all of the Company’s right, title and interest in and to the intangible property, formulas, specifications, processes, technical data, recipes, know-how, inventions, patents, trade secrets and other confidential information, copyrights, software, websites, licenses, product designations, trade names, domain names, registered and unregistered trademarks and service marks, logos, trade dress, and other trade identities, together with related registrations, applications, assignments, and amendments, that are used, have been used and retained by the Company or its controlled Affiliates, or are intended for use primarily in connection with the Business, and the rights to acquire the foregoing and any good will associated with any of the foregoing including those listed on Schedule 2.2(a)(ii) to the Company Disclosure Letter (collectively, the “Intellectual Property”);
               (iii) all rights and benefits of the Company under all contracts, leases, agreements and commitments (collectively, “Contracts”) (i) described on Schedule 3.8 to the Company Disclosure Letter or (ii) that (A) relate primarily to the Business, (B) under the terms of this Agreement are not required to be disclosed pursuant to Section 3.8 and (C) have been entered into in the ordinary course of the Business and are consistent in nature and scope with past practices of the Business, as such Contracts may be amended or modified as contemplated by this Agreement (collectively, the “Assumed Contracts”); provided, however, that the Assumed Contracts shall not include the Contracts identified on Schedule 2.2(a)(iii) to the Company Disclosure Letter (the “Company Contracts”);
               (iv) the real property described on Schedule 2.2(a)(iv) to the Company Disclosure Letter, together with all fixtures and improvements thereon and all appurtenances thereto (the “Owned Real Property”);
               (v) all leasehold interests of the Company, as lessee, under the leases of real property listed on Schedule 2.2(a)(v) to the Company Disclosure Letter (the “Leased Real Property”);
               (vi) subject to any purchase orders that are Dividable Contracts, and subject to Section 2.8, all purchase orders for goods or services to the extent such purchase orders relate primarily to the Business;
               (vii) all inventory that (i) consists of finished goods held for sale by the Company in the ordinary course of operating the Business as of the Closing Date, including the inventory of College Inn broth to the extent reflected as an asset in the calculation of the Closing Working Capital, (ii) consists of finished goods, raw materials, packaging or work in process, or (iii) consists of other inventory held by third parties under co-pack agreements or other arrangements to the extent related to the Business (collectively, the “Inventory”);
               (viii) all of the Company’s sales and promotional materials, catalogs, pamphlets, brochures, advertising materials, directories and other publications to the extent primarily relating to the Business, and plates, copy engravings, photographs and other materials used in the printing or production of any of such items to the extent primarily relating to the Business;
               (ix) to the extent transferable, any rights of the Company to use any of the universal product codes used on products sold by the Business, except the Excluded UPC Codes;
               (x) to the extent transferable, all licenses, authorizations, permits and other approvals issued by any Governmental Entity, and all applications therefor pending, used or held for use primarily in connection with the Business, including those identified on Schedule 2.2(a)(x)(A) to the Company Disclosure Letter, except as specifically noted on Schedule 2.2(a)(x)(B) to the Company Disclosure Letter;

               (xi) all blueprints, designs, drawings, patterns, work plans, scheduling procedures, research, and studies primarily related to, or now or in the past, used in connection with the Business, including the production of products or the development of products in the Business;
               (xii) all books, records, files and correspondence (whether in original or photostatic form) to the extent used or held for use primarily in connection with, or primarily relating to the Business, including lists of past customers and suppliers;
               (xiii) to the extent transferable, all rights to indemnity, and all claims, causes of action, rights of recovery or set-off of any kind (other than any claim under an insurance policy) against any Person, to the extent related to the Acquired Assets or the Assumed Liabilities, and to the extent the Buyer, and not the Company, bears or is responsible for the claim or liability to which such rights, claims or causes of action relate; and
               (xiv) all assets (including prepaid expenses) to the extent reflected in the calculation of the Closing Working Capital.
          (b) To the extent any asset of the type set forth in Section 2.2(a), other than any Excluded Assets, is owned, used or held for use by any controlled Affiliate of the Company, such asset is included within the term “Acquired Assets” and the Company shall cause such Affiliate to convey such assets to the Buyer at Closing in accordance with the provisions of this Agreement.
     2.3 Excluded Assets. Except as otherwise provided in this Agreement, the Company is not selling, conveying, assigning, transferring or delivering to the Buyer, and the term “Acquired Assets” shall not include, any assets, properties or rights of the Company not primarily related to or primarily used in connection with the Business. The assets, properties and rights of the Company relating to the Business that are not being sold, conveyed, assigned, transferred or delivered to the Buyer hereunder (the “Excluded Assets”), are the following assets, properties and rights of the Company:
          (a) cash, including bank balances and bank accounts, cash equivalents and similar type items on hand in the Business on the Closing Date;
          (b) all trade accounts receivable and other receivables (including any claims, remedies and other rights related thereto), whether or not billed for products of the Business sold by the Business prior to the Closing;
          (c) the intellectual property and other property related to the Business set forth on Schedule 2.3(c) to the Company Disclosure Letter;
          (d) all inventory that consists of raw materials, packaging or work in process at the Mendota Facility and the Terminal Island Facility (other than the inventory of College Inn broth to the extent reflected as an asset in the calculation of the Closing Working Capital);
          (e) all finished (cased and labeled) College Inn inventory;

          (f) all real property (whether owned or leased), improvements and fixtures, including the Mendota Facility, the Terminal Island Facility, and certain real property located on the Pittsburgh Facility, together with any manufacturing, warehouse, research and development, office, distribution and other facilities owned, leased or subleased or otherwise used or occupied by the Company or any of its Affiliates, except the Owned Real Property and Leased Real Property;
          (g) all tangible personal property located at the R&D Facility which is not primarily related to the Business, including the tangible personal property set forth on Schedule 2.3(g) to the Company Disclosure Letter;
          (h) the Tax Returns of the Company, Tax assets and property Tax planning methods and techniques;
          (i) all refunds of Taxes related to the Excluded Liabilities or Tax obligations due prior to the Closing;
          (j) the certificate of incorporation and by-laws of the Company and the corporate minutes, corporate seals and stock books of the Company;
          (k) all refunds, deposits, or prepaid expenses (including any prepaid insurance premiums) relating to the Business prior to the Closing, other than prepaid expenses reflected as a current assets in the Closing Working Capital;
          (l) all rights under any insurance policy and all rights to indemnity, and all claims, causes of action, rights of recovery or set-off of any kind and against any Person, to the extent related to the Excluded Assets or the Excluded Liabilities, and to the extent the Company, and not the Buyer, bears or is responsible for the claim or liability to which such rights, claims or causes of action relate;
          (m) any sales and use permits of the Company not primarily related to the Business;
          (n) except as set forth in Section 5.18, the Plans (including any Benefit Plan) and any assets related thereto;
          (o) except as set forth in Section 5.18, all policies of insurance and interests in insurance pools and programs;
          (p) all Excluded UPC Codes; and
          (q) all planning, forecasts, and presentation materials related to the Business.
     2.4 Assumed Liabilities and Excluded Liabilities.
          (a) On the Closing Date, upon the terms and conditions set forth herein (including, for the sake of clarity, Section 8.2(a)(i) hereof), the Buyer shall assume and agree to pay, perform and discharge, when due, the following Liabilities of the Company other than the Excluded Liabilities (the “Assumed Liabilities”):
               (i) all Liabilities of the Company and its Affiliates disclosed on or reflected in the May 1, 2005 Statement of Net Assets as adjusted for activity that has occurred or may occur between the date of such statement of net assets and the Closing Date in the ordinary course of business;
               (ii) except as specified in Section 5.18(a), all Liabilities of the Company and its Affiliates under the Assumed Contracts, other than Liabilities under Assumed Contracts to the extent that (a) the Assumed Contract is not solely related to the Business, and (b) the Liabilities under such Assumed Contract are not related to the Business;
               (iii) all Liabilities of the Company and its Affiliates related to any and all products of the Business (including product liabilities or, subject to Section 5.20, recall liabilities) which Liabilities arise out of any event or action occurring on or after the Closing, regardless of when such product was manufactured or sold;
               (iv) except with respect to refunds and replacements related to returns of product which is addressed in Section 2.4(a)(xiii), all refund and replacement obligations and all Liabilities related to customer deductions, in each case relating to any and all products of the Business;
               (v) except as specified in Section 2.4(b)(v), all Liabilities of the Company and its Affiliates arising from trade promotion activities or events primarily related to the Business (including trade promotion payables or customer deductions);
               (vi) except as specified in Section 2.4(b)(vi), all Liabilities related to committed marketing expenditures or programs of the Business;
               (vii) all Liabilities related to consumer coupons for products of the Business issued on or after the Closing;
               (viii) all Liabilities relating to the Transferred Employees as specified in Section 5.18;
               (ix) all Liabilities in respect of Taxes for which the Buyer is liable pursuant to Section 5.19 and the Assumed Real Estate Taxes;
               (x) any Liability created by this Agreement that is the express obligation of the Buyer;
               (xi) except as set forth on Schedule 2.4(a)(xi), the second retention payment due under the Employee Retention Agreements entered into with a Transferred Employee;
               (xii) the Specified Assumed Environmental Liabilities;

               (xiii) subject to Section 5.23, all Liabilities related to the return of products sold by the Business;
               (xiv) all Liabilities related to the North Shore East/River Avenue Tax Increment Financing District — Heinz Project and to the Minimum Payment Agreement, as recorded on December 20, 2001 in Allegheny County, Pennsylvania (the “TIF Agreement”); and
               (xv) all Liabilities of the Company and its Affiliates solely to the extent related to the Business and the Acquired Assets.
          (b) On the Closing Date, the Company and its Affiliates shall retain and remain liable for and shall pay, perform and discharge when due the following Liabilities of the Company and its Affiliates (collectively, the “Excluded Liabilities”), none of which shall be Assumed Liabilities:
               (i) except as specifically set forth in Section 5.18, any Liability arising under or related to any Benefit Plan, including any Liability under the Employee Benefits Agreement, dated as of June 12, 2002, between H.J. Heinz Company and SKF Foods, Inc.;
               (ii) except as otherwise specified in Section 2.4(a)(xi) or Section 5.18 of this Agreement, any Liability due to any shareholder, director or officer of the Company;
               (iii) any Liability created by this Agreement that is the express obligation of the Company;
               (iv) all Liabilities with respect to the trade accounts payable with respect to the Business resulting from the conduct of the Business prior to the Closing;
               (v) all liabilities and obligations of the Company and its Affiliates for trade promotion activities or events (including trade promotion payables and customer deductions), to the extent required under GAAP resulting from sales activity completed through the Closing Date as reflected on the consolidated balance sheet of the Company as of the Closing Date and whether or not so reflected;
               (vi) all liabilities and obligations of the Company and its Affiliates for committed marketing expenditure or programs, to the extent required under GAAP to be reflected on the consolidated balance sheet of the Company as of the Closing Date and whether or not so reflected;
               (vii) all Liabilities related to consumer coupons for products of the Business issued by the Company or its Affiliates prior to the Closing;
               (viii) all Liabilities under the Employee Retention Agreements other than the second retention payment due thereunder to Transferred Employees or as set forth on Schedule 2.4(a)(xi) to the Company Disclosure Letter;

               (ix) all Liabilities related to the Business Employees who do not become Transferred Employees and all Liabilities related to the Transferred Employees that arose prior to the Closing, except as specifically set forth in Section 5.18;
               (x) except as otherwise provided in Sections 2.4(a)(iii) and 2.4(a)(iv) of this Agreement, all Liabilities of the Company and its Affiliates related to any and all products of the Business (including product liabilities) which Liabilities arise out of any event or action occurring prior to the Closing, regardless of when such product was sold;
               (xi) any Liability (whether direct or as a result of transferee liability, joint and several liability, contractual liability) of the Company for Taxes (including all income Taxes incurred on, after, or before the Closing Date) unrelated to the Acquired Assets, the Business, or the Transferred Employees (whether accrued on, after, or before the Closing Date and whether or not reserved for in the Closing Working Capital) and any Liability (whether direct or as a result of transferee liability, joint and several liability, contractual liability and whether or not reserved for in the Closing Working Capital) for Taxes (other than Taxes the Buyer is required to pay pursuant to Section 5.19 and Assumed Real Estate Taxes) related to the Acquired Assets, the Business, or the Transferred Employees accrued or otherwise incurred on or before the Closing;
               (xii) all Company Retained Environmental Liabilities;
               (xiii) all Liabilities solely to the extent pertaining to any of the Excluded Assets;
               (xiv) all Liabilities described on Schedule 2.4(b)(xiv) to the Company Disclosure Letter; and
               (xv) all Liabilities relating to businesses and divisions of the Company and its Affiliates which do not relate to the Business, the Acquired Assets or Assumed Liabilities, including all Liabilities under Assumed Contracts that are not related to the Business.
     2.5 Purchase Price. On the Closing Date, in consideration of the sale and transfer of the Acquired Assets, the Buyer shall assume the Assumed Liabilities and pay to the Company an aggregate cash purchase price of $277,534,0001 (the “Purchase Price”), subject to adjustment prior to and after Closing in accordance with Section 2.6. All cash payments shall be made by wire transfer of immediately available funds to an account designated in writing, no less than two Business Days prior to Closing, by the Company.
     2.6 Adjustments to Purchase Price.
          (a) The parties agree that the Working Capital of the Business as of the Closing Date (the “Closing Working Capital”), as calculated in accordance with and set

[1]	Represents $268.0 million plus the difference between the Working Capital Target ($76.034 million) and the agreed-upon average working capital for the Business ($66.5 million).

forth on the statement of Working Capital attached hereto as Exhibit A (the “Form Working Capital Statement”), will be $76,034,000 (the “Working Capital Target”). “Working Capital” shall mean the difference between (A) the sum of the line items listed on Exhibit A under “Total Current Assets”; and (B) the sum of the line items listed on Exhibit A under “Total Current Liabilities.”
          (b) For purposes of this Agreement, Working Capital shall be calculated in accordance with GAAP using the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the May 1, 2005 Statement of Net Assets and the Working Capital Target (the “Accounting Practices”); provided, however, Working Capital shall not be calculated to include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby.
          (c) The Company shall cause to be prepared and, within five Business Days prior to the Closing Date, but in no event less than two Business Days prior to the Closing Date, shall cause to be delivered to the Buyer, a reasonable and good faith estimate of the Closing Working Capital (the “Estimated Working Capital”). The Estimated Working Capital shall be determined using the same Accounting Practices as were used in preparation of the May 1, 2005 Statement of Net Assets and the Working Capital Target and shall be in the same form as the Form Working Capital Statement. The Purchase Price payable at the Closing shall be (i) increased on a dollar for dollar basis by the amount, if any, by which the Estimated Working Capital is greater than the Working Capital Target and (ii) reduced on a dollar for dollar basis by the amount, if any, by which the Estimated Working Capital is less than the Working Capital Target.
          (d) The Buyer shall cause to be prepared and, as soon as practical, but in no event later than 45 days after the Closing Date, shall cause to be delivered to the Company, calculations of the Closing Working Capital (the “Initial Calculation”), together with such schedules and data with respect to the determination of the Closing Working Capital as may be appropriate to support such Initial Calculation. The Closing Working Capital shall be determined using the same Accounting Practices as were used in preparation of the May 1, 2005 Statement of Net Assets and the Working Capital Target and shall be in the same form as the Form Working Capital Statement.
          (e) Within 30 days after delivery to the Company of the Initial Calculation by the Buyer pursuant to Section 2.6(d), the Company may deliver to the Buyer a written notice (the “Calculation Notice”) either (i) advising the Buyer that the Company agrees with and accepts the Initial Calculation or (ii) setting forth in reasonable detail an explanation of those items in the Initial Calculation that the Company disputes and, to the extent possible, a statement, with reasonable detail as to the disputed matters, of what the Company believes is the correct calculation of Closing Working Capital. The Company and the accountants engaged by the Company shall be entitled to review the Buyer’s working papers, trial balances and similar materials relating to its preparation of its balance sheet as of the Closing Date, if any, for purposes of reviewing the Initial Calculation. The Buyer shall also provide the Company and its accountants with (i) the reasonable assistance of personnel and (ii) timely and reasonable access, during normal business hours, to the personnel, properties, books and records, in each case at the

Company’s expense, but only to the extent related to the Company’s review of the Initial Calculation. If the Buyer shall concur with the Calculation Notice, or if the Buyer shall not object to the Calculation Notice, in a writing delivered to the Company within 10 days after delivery of the Calculation Notice, the calculation of the Closing Working Capital set forth in the Calculation Notice shall become final and binding on the Buyer and the Company and shall not be subject to further review, challenge or adjustment. If the Company does not submit a Calculation Notice within the 30-day period provided herein, then the Initial Calculation shall become final and binding on the Company and the Buyer and shall not be subject to further review, challenge or adjustment.
          (f) In the event that the Buyer and the Company are unable to resolve any disputes regarding the Closing Working Capital within 15 days after the date of the Buyer’s objection to the Calculation Notice, then such disputes shall be referred to Ernst & Young LLP, or such other recognized firm of independent certified public accountants selected by mutual agreement of the Company and the Buyer (the “Settlement Accountants”), and the determination of the Settlement Accountants of the Closing Working Capital shall be final and shall not be subject to further review, challenge or adjustment. The Company and the Buyer shall use commercially reasonable efforts to cause the Settlement Accountants to reach a determination not more than 30 days after such referral. Nothing herein shall be construed to authorize or permit the Settlement Accountants to resolve any dispute by making an adjustment to the Initial Calculation that is outside of the range defined by the Initial Calculation and the Calculation Notice. Each party shall pay its own costs and expenses incurred in connection with this Section 2.6; provided, however, that the Company on the one hand, and the Buyer, on the other hand, shall each pay one half of the fees and expenses of the Settlement Accountants.
          (g) The “Working Capital Adjustment Amount,” which may be positive or negative, shall mean (i) the Closing Working Capital, as finally determined in accordance with this Section 2.6, minus (ii) the Estimated Working Capital.
          (h) If the Working Capital Adjustment Amount is positive, then the Buyer shall deliver, by wire transfer of immediately available funds to an account designated in writing by the Company, an amount equal to the Working Capital Adjustment Amount, together with interest thereon from the Closing Date to the date of payment at the rate of interest published as the “Prime Rate” in the “Money Rates” column of the Eastern Edition of The Wall Street Journal (or the average of such rates if more than one rate is indicated) on the Closing Date (the “Closing Date Interest Rate”). If the Working Capital Adjustment Amount is a negative number, then the Company shall deliver, by wire transfer of immediately available funds to an account designated in writing by the Buyer, an amount equal to the Working Capital Adjustment Amount, together with interest thereon from the Closing Date to the date of payment at the Closing Date Interest Rate.
          (i) The amount of the Working Capital Adjustment Amounts paid pursuant to this Section 2.6 shall be deemed an adjustment to the Purchase Price. For purposes of this Section 2.6, all computations of interest shall be made on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Any payments made by any Person pursuant to this Section 2.6 shall be made by wire transfer of immediately available funds within

10 Business Days after the date on which the Closing Working Capital is final and binding on the parties.
     2.7 Allocation. The Buyer and the Company agree that the Purchase Price, and other relevant items such as certain Assumed Liabilities and capital costs, shall be allocated among the Acquired Assets for Tax purposes, in accordance with the procedures set forth in Schedule 2.7 to the Company Disclosure Letter. Such allocation, and any adjustment to such allocation by reason of an adjustment to the Purchase Price shall be made as required by Section 1060 of the Code. Within ten (10) days of the final determination of the Closing Working Capital, the Buyer shall provide to the Company a schedule allocating the Purchase Price and other relevant items among the Acquired Assets in accordance with Schedule 2.7 and Section 1060 of the Code. The Company and the Buyer agree to report the allocation of the Purchase Price in a manner entirely consistent with such allocation and agree to act in accordance with such allocation in the filing of all Tax Returns (including filing Form 8594 with their federal income Tax Return for the taxable year that includes the date of the Closing) and in the course of any Tax audit, Tax review or Tax litigation relating thereto, except as otherwise required under applicable law or as required by a determination, as defined in Section 1313 of the Code.
     2.8 Dividable Contracts.
          (a) The Company shall use its commercially reasonable best efforts to cause the transfer to the Buyer of such portion of each Dividable Contract set forth on Schedule 6.1(f)(ii) to the Company Disclosure Letter (the “Critical Dividable Contracts”), or the benefits thereof, that relates to the Business on terms that maintain the costs to the Business as owned by the Buyer with the costs to the Business as owned by the Company (“Cost Neutral Basis”). Upon such transfer, the Buyer shall assume any liabilities and obligations arising after the Closing related to the transferred portion of the Critical Dividable Contracts and any other liabilities and obligations arising under the Critical Dividable Contracts shall remain with the Company. Commercially reasonable best efforts shall include (i) a written reasoned request and recommendation in favor of such transfer to the customer or supplier that is the other party to such Dividable Contract, (ii) subject to applicable non-disclosure agreements, the provision to the Buyer of all information and records available to the Company relating to customers or suppliers, as the case may be, with respect to such portion of such Dividable Contract, (iii) the provision to the Buyer of available customer or supplier decision maker(s) with respect to such portion of such Dividable Contract, (iv) if the Company or the Buyer so requests, in accordance with reasonable commercial practice, the organization of mutually agreeable joint visits of the Buyer and the Company with such customers or suppliers, subject, in each case, to any applicable confidentiality agreements or obligations of the Company, and (v) prior to the Closing the Company’s assistance and cooperation in negotiating a separate agreement on a Cost Neutral Basis with the other party to such Dividable Contract if deemed appropriate by the Buyer.
          (b) Notwithstanding anything to the contrary contained in this Agreement, to the extent that any of the Critical Dividable Contracts have not been divided and assigned (the “Post Closing Dividable Contracts”) by the Parties prior to the Closing, and the Parties agree to proceed with the Closing, then this Agreement shall not constitute a transfer of such portion of any such Post Closing Dividable Contract, or an attempt thereof. If the Closing proceeds without the transfer of any such portion of any Post Closing Dividable Contract, then, following the Closing, the parties shall use their commercially reasonable best efforts to obtain promptly such authorizations, approvals, consents or waivers on a Cost Neutral Basis and to cooperate with each other in connection thereto; provided, however, that neither the Company nor the Buyer shall be required to pay any material sum of consideration for any such authorization, approval, consent or waiver. Pending such authorization, approval, consent or waiver, the parties shall cooperate with each other in any reasonable and lawful arrangements (to the extent any such arrangements are feasible) designed to provide to the Buyer the benefits of such portion of any Post Closing Dividable Contract on a Cost Neutral Basis, with respect to the portion of such Post Closing Dividable Contract applicable to the Business and the benefits that the Buyer would have obtained had such portion of such Post Closing Dividable Contract been so transferred at the Closing (or any right or benefit arising thereunder, including the enforcement for the benefit of the Buyer of any and all rights of the Company against a third party thereunder), such that the Buyer would be economically indifferent between the actual transfer of the Post Closing Dividable Contract at the Closing and the beneficial arrangement provided pursuant to this sentence. To the extent that the Buyer is provided the benefits pursuant to this Section 2.8(b) of any portion of any such Post Closing Dividable Contract, the Buyer shall perform, for the benefit of the other Persons that are parties thereto, the obligations of the Company thereunder and any related liabilities that, but for the lack of an authorization, approval, consent or waiver in connection with the assignment of such liabilities to the Buyer, would have become liabilities of the Buyer arising on or after the Closing by virtue of the transfer of such portion of such Post Closing Dividable Contract and any other obligations and liabilities arising under such Post Closing Dividable Contract shall remain with the Company.
          (c) Notwithstanding anything to the contrary contained in this Agreement, to the extent that the transfer to the Buyer of the portion of any Dividable Contract, other than a Critical Dividable Contract (the “Other Dividable Contracts”), that relates to the Business, or any claim or right or any Applicable Law would require any Governmental Entities’ or third-party authorizations, approvals, consents or waivers, and the Closing (subject to the satisfaction or waiver of the conditions set forth in Article VI) proceeds without the transfer of any such portion of any such Dividable Contract then this Agreement shall not constitute a transfer of such portion of any Other Dividable Contract, or an attempt thereof. In the event that the Closing proceeds without the transfer of any such portion of any Other Dividable Contract, then, following the Closing, the parties shall use their commercially reasonable best efforts to obtain promptly such authorizations, approvals, consents or waivers and to cooperate with each other in connection thereto; provided, however, that neither the Company nor the Buyer shall be required to pay any material sum of consideration for any such authorization, approval, consent or waiver. Pending such authorization, approval, consent or waiver, the parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements (to the extent any such arrangements are feasible) designed to provide to the Buyer the benefits of such portion of any Other Dividable Contract, with respect to the portion of such Other Dividable Contract applicable to the Business and to the Company the benefits that they would have obtained had such portion of such Other Dividable Contract been transferred to the Buyer at the Closing. To the extent that the Buyer is provided the benefits pursuant to this Section 2.8 of any portion of any Other Dividable Contract, the Buyer shall perform, for the benefit of the other Persons that are parties thereto, the obligations of the Company thereunder and any related liabilities that, but for the lack of an authorization, approval, consent or waiver in connection with the assignment of such liabilities to the Buyer, would have become liabilities of the Buyer arising on or after the

Closing by virtue of the transfer of such portion of such Other Dividable Contract and any other obligations and liabilities arising under such Other Dividable Contract shall remain with the Company.
          (d) Once authorization, approval, consent or waiver for the transfer of any such portion of any Other Dividable Contract set forth on Schedule 2.8 to the Company Disclosure Letter is obtained, the Company shall transfer such portion of any such Other Dividable Contract to the Buyer, and the Buyer shall assume obligations arising after the Closing under such portion of any such Other Dividable Contracts. To the extent that any portion of any Other Dividable Contract cannot be transferred following the Closing pursuant to this Section 2.8, then the Buyer and the Company shall cooperate in good faith to find and enter into reasonable and lawful arrangements (including subleasing, sublicensing or subcontracting), if feasible, to provide the parties the economic (taking into account Tax costs and benefits) and operational equivalent, to the extent permitted, of obtaining such authorization, approval, consent or waiver and the performance by the Buyer of the obligations thereunder, on economic terms not materially less advantageous to the Buyer than economic benefits received by the Company prior to Closing under the applicable Other Dividable Contract. The Company shall hold in trust for, and pay to the Buyer promptly upon receipt thereof, all income, proceeds and other monies received by the Company in respect of the Buyer’s performance of any such portion of any such Other Dividable Contract in connection with the arrangements under this Section 2.8. Nothing stated in Section 2.8 shall modify in any respect the conditions set forth in Article VI.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as otherwise disclosed to the Buyer in a letter (the “Company Disclosure Letter”) delivered to it by the Company prior to the execution of this Agreement (with specific reference to the representations or warranties in this Article III to which the information in such letter relates), the Company hereby represents and warrants to the Buyer, to the extent any such representations or warranties relate to or affect any of the Business, the Acquired Assets or the Assumed Liabilities, that the statements contained in this Article III are true and correct as of the date hereof and will be true and correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date hereto throughout this Article III):
     3.1 Corporate Status and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement and the Collateral Agreements by the Company and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Company’s Board of Directors, and this Agreement and the Collateral Agreements constitute valid and binding obligations of the Company and (assuming this Agreement and the Collateral Agreements constitute valid and binding obligations of the Buyer) are enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity, whether considered in a proceeding at law or in equity.

     3.2 Agreement Not in Breach of Other Instruments Affecting the Company. The execution and delivery of this Agreement and the Collateral Agreements, the consummation of the transactions provided for herein and therein, and the fulfillment of the terms hereof and thereof by the Company do not and will not (a) conflict with or result in a breach of any provisions of the Company’s certificate of incorporation or bylaws, (b) result in the breach of any of the terms and provisions of, or constitute with or without the giving of notice, the lapse of time, or both, a default under, or conflict with, or cause any acceleration of any obligation of the Company under, any Assumed Contract, (c) result in the breach of any of the terms and provisions of, or constitute with or without the giving of notice, the lapse of time, or both, a default under, or conflict with or cause any acceleration of any obligation of the Company under any judgment, decree, order, or award of any court, governmental body, or arbitrator, or (d) materially conflict with any Applicable Law.
     3.3 Title to Tangible Assets; Sufficiency of Assets. The Company has good and marketable title to the tangible Acquired Assets, free and clear of all mortgages, liens, security interests, easements, restrictions, or encumbrances of any nature whatsoever (“Liens”), except for Permitted Liens. The Acquired Assets constitute all of the material tangible assets which are necessary for the operation of the Business as currently conducted. Each tangible Acquired Asset used in the day-to-day operation of the Business, other than those with a book value under $50,000, is in operating condition, suitable for immediate use in the ordinary course of business, and is free from obvious material defects.
     3.4 Owned Real Property.
          (a) Schedule 3.4(a) to the Company Disclosure Letter sets forth a list of all real property owned by the Company or any Affiliate which is used in connection with the Business. The Company has good and marketable title in fee simple to each parcel of the Owned Real Property, including the buildings, structures, fixtures and improvements situated thereon, free and clear of any Liens, except for Permitted Liens. All buildings, plants, improvements and structures located on the Owned Real Property have been maintained in serviceable condition and are adequate for the Business as currently conducted. The Owned Real Property is presently zoned UI (Urban Industrial), and there is an existing community sewage system available to the Owned Real Property. All improvements located on the Owned Real Property were made in compliance in all material respects with all Applicable Laws, including those pertaining to zoning, building and the disabled and, to the Knowledge of the Company, all improvements located on the Owned Real Property are in compliance in all material respects with all Applicable Laws. There are no encroachments onto the Owned Real Property of any improvements on any adjoining property which interfere with the conduct of the Business as presently conducted, and no improvement on the Owned Real Property encroaches on any adjoining property in such a manner as to materially impair the use of such adjoining property. The Company has caused the First Option to Purchase dated November 12, 2001 between Heinz and Jeff C. Kumer, as amended (“First Option to Purchase”), to be terminated as of the Closing.
          (b) To the Knowledge of the Company, during the period of the Company’s ownership of the Owned Real Property no Person (other than the Company) has conducted, physically attempted to conduct, or made a claim in writing to the Company asserting the right to conduct, surface operations on the Owned Real Property to remove any coal underlying the surface of the Owned Real Property.
     3.5 Leased Real Property. Schedule 3.5 to the Company Disclosure Letter sets forth the real property leased by the Company or any Affiliate and used in connection with the Business. Schedule 2.2(a)(v) to the Company Disclosure Letter sets forth the real estate leases for the Leased Real Property (the “Real Estate Leases”). Such Real Estate Leases are in full force and effect and constitute the legal, valid and binding obligations of the Company and, to the Knowledge of the Company, of the other parties thereto, enforceable in accordance with their respective terms except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the enforcement of creditors’ rights or by general equitable principles. The Company has not received any written notice of a default under any of the Real Estate Leases. There are no existing defaults by the Company or, to the Knowledge of the Company, any other party, under the Real Estate Leases. No event, act or omission has occurred on the part of the Company and to the Knowledge of the Company, on the part of any other party, which (with or without notice, lapse of time or the happening or occurrence of any other event) would result in a default under the Real Estate Leases.
     3.6 Intellectual Property. With respect to the Intellectual Property: (i) the Company owns all right, title and interest in and to, or as specified in Schedule 2.2(a)(ii) to the Company Disclosure Letter, has a valid and binding license to use all of the Intellectual Property, free and clear of any Liens except for Permitted Liens; (ii) there are no claims or demands of any other Person pertaining to, and no proceedings have been instituted, are pending, or, to the Knowledge of the Company, are threatened with respect to, any Intellectual Property; (iii) to the Knowledge of the Company, no use of any of the Intellectual Property infringes upon or otherwise violates the rights of others; (iv) to the Knowledge of the Company, no act of any other Person infringes or violates any right in any of the Intellectual Property; (v) none of the Intellectual Property owned, or claimed to be owned, by the Company or its controlled Affiliates is subject to, and, to the Knowledge of the Company, none of the Intellectual Property licensed to the Company or its controlled Affiliates is subject to, any outstanding order, decree, judgment or stipulation; and (vi) to the Knowledge of the Company, the Business as currently conducted, does not involve material infringement or other material unlawful violation of any third party’s proprietary rights. To the Knowledge of the Company, no other Person is using any of the Intellectual Property on or in connection with any products of the same general type as the products sold by the Business. Other than intellectual property not primarily related to the Business, the Intellectual Property constitutes the material intellectual property necessary for the operation of the Business as currently conducted.
     3.7 Actions and Proceedings. There are no (a) pending or outstanding judgments, orders, writs, injunctions or decrees of any court, other Governmental Entity or arbitration tribunal relating to or affecting the Business, the Acquired Assets or the Assumed Liabilities or (b) actions, suits, claims or legal, administrative or arbitration proceedings or investigations (excluding any immaterial matters) (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or its controlled Affiliates which relate to or affect the Business, the Acquired Assets or the Assumed Liabilities, or which seek any injunctive relief, including any claims regarding product liability, pollution of air, water or land or violations of any federal or state anti-trust laws or violations of ERISA.
     3.8 Material Contracts. Schedule 3.8 to the Company Disclosure Letter lists or describes all contracts and other agreements whether oral or written to which the Company or any of its controlled Affiliates is a party or is bound and which relate to or affect the Business, the Acquired Assets or the Assumed Liabilities, and:
          (a) which any party thereto is obligated to make annual payments aggregating more than $200,000 or any purchase order which involves aggregate payment on or after the Closing of more than $250,000 or involves a commitment for more than one year;
          (b) which constitutes a consulting or similar agreement having a term greater than twelve (12) months or which constitutes an employment agreement or an agreement which is not by its terms terminable at will without penalty or which calls for any severance payment;
          (c) which is not subject to cancellation by the Company or the Business, as the case may be, on not more than sixty (60) days notice without material penalty;
          (d) which constitutes a purchase or sale contract or commitment (including supply agreements) which continues for a period of more than twelve (12) months;
          (e) which constitutes an agreement with either the Company or any Affiliate thereof or any officer or director of the Company or any of its Affiliates;
          (f) which is a lease, purchase and sale agreement, subordination, nondisturbance and attornment agreement or other material agreement relating to real property;
          (g) which deals with the provision of services by the Business on a co-packing, contracting or subcontracting basis;
          (h) which is a license or similar agreement for Intellectual Property, whether as licensee or licensor;
          (i) which grants any party exclusive rights with respect to any of the product lines of the Business (except with respect to sales of such products to customers of the Company in the ordinary course of business) or which transfers ownership of any formula or know how used in the manufacturing of the products of the Business;
          (j) which deals with the retention of certain Business Employees on or after the Closing which are set forth under the heading “Retention Agreements” on Schedule 3.8 to the Company Disclosure Letter (the “Employee Retention Agreements”);
          (k) where the consequences of a breach or default thereunder, or the termination, expiration or cancellation thereof, would reasonably be expected to result in a Material Adverse Effect;

          (l) which deals with any labor union or other representative of a group of employees relating to wages, hours and other conditions of employment;
          (m) which involves the sharing of profits, losses, costs or liabilities by the Company with any other Person, including the provision for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;
          (n) which contains covenants that in any way purport to restrict the Business or limit the freedom of the Company (or the Buyer on or after the Closing) to compete with any Person (which contracts or agreements are specifically identified on Schedule 3.8(n) to the Company Disclosure Letter);
          (o) which was entered into other than in the ordinary course of business, consistent with past practice;
          (p) which is not denominated in U.S. dollars;
          (q) which contains a written warranty, guaranty, indemnity and/or other similar undertaking extended by the Company or its Affiliates, including provisions with an undertaking by the Company to be responsible for consequential damages, other than in the ordinary course of business, consistent with past practice;
          (r) any agreement with or relating to Progress Street Partners, Ltd., John Ferchill or the Heinz Lofts real estate development; or
          (s) which amends, supplements and modifies (whether oral or written) any of the foregoing.
The foregoing contracts and other agreements, together with the TIF Agreement and the Heinz IP Agreements, are referred to collectively herein as the “Material Contracts.” All Material Contracts are valid and in full force and effect, and constitute the legal, valid and binding obligations of the Company. There are no existing defaults by the Company or, to the Knowledge of the Company, by any other party under the Assumed Contracts. To the Knowledge of the Company, no event, act or omission has occurred which (with or without notice, lapse of time or the happening or occurrence of any other event) would result in a default under any Assumed Contract that is not a Material Contract. No event, act or omission has occurred which (with or without notice, lapse of time or the happening or occurrence of any other event) would result in a default under any Material Contract. Schedule 3.8 to the Company Disclosure Letter identifies for each Material Contract whether or not such Material Contract requires the consent of any other Person in connection with the assignment of such Material Contract to the Buyer pursuant to this Agreement.
     3.9 Compliance with Applicable Laws.
          (a) Except with respect to Environmental Laws, the Business as conducted by the Company is in compliance in all material respects with all Applicable Laws (including the Food, Drug and Cosmetics Act), except for any such noncompliance as would not, individually or in the aggregate, prohibit or materially impair the ability of the Company to consummate the transactions hereunder or result in a fine, expenditure or compliance activity with costs in excess of $200,000. All material Governmental Entities’ approvals, permits and licenses required to conduct the Business have been obtained and are in full force and effect and are being complied with in all material respects. Schedule 3.9(a) to the Company Disclosure Letter lists all material permits and licenses which are necessary for the operation of the Business as currently conducted.
          (b) Notwithstanding the generality of Section 3.9(a), the Company and its controlled Affiliates have been, and at the time of the Closing Date will be in compliance in all material respects with all federal, state and local laws, regulations and orders affecting employment, employment opportunities, and the terms and conditions of employment of the Business Employees, including the National Labor Relations Act, the Fair Labor Standard Act, the Occupational Safety and Health Act, Title VII, the Age Discrimination in Employment Act, wage payment laws, and, where applicable, the Rehabilitation Act and Executive Order 11246.
     3.10 Environmental Matters.
          (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:
               (i) The Company has obtained all licenses, permits and other authorizations under Environmental Laws required for the conduct and operation of the Business and is in compliance with the terms and conditions contained therein, and is in compliance with all applicable Environmental Laws;
               (ii) To the Company’s Knowledge, the Company is not subject to any contractual environmental indemnification obligation regarding the Business or regarding properties currently owned or leased by the Company for the Business including the Owned Real Property and the Leased Real Property;
               (iii) There are no Environmental Claims pending or, to Company’s Knowledge, threatened against Company or any of its subsidiaries or with respect to the Business including the Owned Real Property and the Leased Real Property;
               (iv) There is no condition on, at or under any property (including the air, soil and ground water) currently or, to the Company’s Knowledge, formerly owned, leased or used by the Business (including off-site waste disposal facilities) or created by the Business’s operations that would create liability for the Company or the Buyer under applicable Environmental Laws; and
               (v) There are no past or present actions, activities, circumstances, events or incidents (including the release, emission, discharge, presence or disposal of any Hazardous Material) with respect to the operation of the Business that are reasonably expected to form the basis of a claim under Environmental Laws or create liability under applicable Environmental Laws.
          (b) The Company has made available to the Buyer all material site assessments, compliance audits and environmental studies or reports in its possession, custody or control relating to (i) the environmental conditions on, under or about the properties or assets currently owned, leased, operated or used by the Company, any of its subsidiaries or any predecessor in interest thereto with respect to the Business and (ii) any Hazardous Materials used, managed, handled, transported, treated, generated, stored, discharged, emitted, or otherwise released by the Company, any of its subsidiaries or any other Person on, under, about or from any of the properties currently owned or leased by the Company or its Affiliates, or otherwise in connection with the use or operation of any of the properties and assets owned or leased by the Company or its Affiliates.
     3.11 Taxes.
          (a) The Company and its controlled Affiliates have, within the time and manner prescribed by Applicable Law, filed all Tax Returns required to be filed by it in respect of any Taxes (as hereinafter defined) and the Company and its controlled Affiliates have, within the time and in the manner prescribed by Applicable Laws, paid all Taxes that are due with respect to the periods covered thereby. There are no deficiencies for any Taxes that have been asserted in writing or assessed against the Company or its controlled Affiliates, or to the Company’s Knowledge, threatened against the Company or its controlled Affiliates. There are no liens on any of the assets of the Business (including the Acquired Assets) that arose in connection with any failure to pay any Tax when due.
          (b) All Taxes that the Company or its controlled Affiliates are or were required by Applicable Laws to withhold, deduct or collect have been duly withheld, deducted and collected and, to the extent required, such Taxes have been paid to the proper Governmental Entity or other Person. The Company and its controlled Affiliates have withheld and paid all Taxes required to have been withheld and paid in connection with amounts due or owing to any employee, independent contractor, creditor, or any other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
          (c) To the Knowledge of the Company, there is no dispute or claim or threatened dispute or claim concerning any Taxes. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
          (d) No obligation of the Company or any of its controlled Affiliates under any tax sharing agreement, tax allocation agreement, tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other arrangement relating to Taxes) shall be an Assumed Liability or otherwise require the Buyer to make a payment under this Agreement, except as otherwise provided in Section 5.19 or for any Assumed Real Estate Tax.
          (e) The Company or its controlled Affiliates are not parties to any Tax allocation or Tax sharing agreement. The Company and its controlled Affiliates have no liability for Taxes of any Person under Treasury Regulation § 1.1502-6 (or similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

     3.12 Brokers. Except for the fees and expenses of Banc of America Securities (“BAS”), which shall be the exclusive obligation of the Company or its controlled Affiliates, neither the Company nor its controlled Affiliates have any liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.
     3.13 Financial Information.
          (a) Schedule 3.13(a) to the Company Disclosure Letter contains (i) the audited combined statement of net assets of the Business to be sold (“Statement of Net Assets”) as of May 1, 2005 (the “May 1, 2005 Statement of Net Assets"), the audited combined statement of net sales, cost of goods sold and direct operating expenses of the Business (“Statement of Net Sales") for the fiscal year ended May 1, 2005 and the unaudited Statement of Net Sales for the fiscal year ended May 2, 2004 (the “2004 and 2005 Statement of Net Sales"), and (ii) the unaudited Statement of Net Assets as of October 30, 2005 and related unaudited Statement of Net Sales for the six (6) month period ended October 30, 2005 (collectively, the foregoing financial statements are referred to as the “Financial Statements”). The Financial Statements (i) fairly present, in all material respects, the combined net assets to be sold and the related combined net sales, cost of goods sold and direct operating expenses of the Business as of the respective dates thereof, and (ii) have been derived from the general ledger and other financial records of Company which have been maintained in a manner consistent with the Company’s internal controls over financial reporting. The financial information reflected in the Financial Statements is included in the Company’s consolidated financial statements which have been prepared in accordance with GAAP.
          (b) Schedule 3.13(b) to the Company Disclosure Letter contains the audited balance sheets of the Business as of May 1, 2005 and May 2, 2004, and the related combined statements of income and cash flows of the Business for the fiscal years then ended (the “2004 and 2005 S-X Business Financials"), which have been prepared in accordance with Regulation S-X (“Regulation S-X”) of the Securities and Exchange Commission (“SEC”). The 2004 and 2005 S-X Business Financials have been derived from the general ledger and other financial records of Company which have been maintained in a manner consistent with the Company’s internal controls over financial reporting. The financial information reflected in the 2004 and 2005 S-X Business Financials is included in the Company’s consolidated financial statements which have been prepared in accordance with GAAP.
          (c) Schedule 3.13(c) to the Company Disclosure Letter sets forth a reconciliation which reconciliation fairly presents in all material respects the adjustments necessary to reconcile the May 1, 2005 Statement of Net Assets and the 2004 and 2005 Statement of Net Sales to the 2004 and 2005 S-X Business Financials.
     3.14 Labor Matters. Schedule 3.14 to the Company Disclosure Letter sets forth all agreements by the Company with labor unions or associations representing Business Employees. No strike, walkout or other work stoppage, to the Knowledge of the Company, or unionizing effort by or respecting the Business Employees of the Company is pending or, to the Knowledge of the Company, threatened. The Company is not involved in or, to the Knowledge of the Company, threatened with any material labor dispute, arbitration, unfair labor practice claim, lawsuit or administrative proceeding relating to labor matters involving Business Employees.
     3.15 Employee Benefit Plans; ERISA.
          (a) Schedule 3.15(a)(i) to the Company Disclosure Letter lists all Benefit Plans. Except as otherwise provided for in this Agreement or as described on Schedule 3.15(a)(ii) to the Company Disclosure Letter, neither the Company nor any ERISA Affiliates thereof has amended or modified any Benefit Plan since May 1, 2005, or has any commitment or formal plan, whether legally binding or not, to create any additional Benefit Plan or modify or change any existing Benefit Plan that would affect any Business Employee. The Company has heretofore made available to the Buyer, with respect to each of the Benefit Plans, true and correct copies of each of the following documents: (i) the Plan document (including any trust or similar agreements or insurance policies or contracts relating thereto) and any amendments thereto (or with respect to any oral Plan in existence to the Knowledge of the Company, a written description of the Plan); (ii) the most recent description or summary provided to participants in such Plans, including summary plan descriptions and related summaries of material modifications as required by ERISA; (iii) the annual report on Form 5500 and where required, financial statements (including actuarial report) for each of the last three years, relating to the Plans; and (iv) with respect to the Multiemployer Plan to which the Company has made contributions on behalf of Business Employees pursuant to the Pittsburgh Teamsters Contract or any other collective bargaining agreement (each a “Multiemployer Plan”), a true and correct copy of a statement provided by such Multiemployer Plan regarding the funding status of such Plan and the Company’s potential withdrawal liability from such Plan, including a description of the methodology used by the Plan to determine withdrawal liability.
          (b) Except as would not reasonably be expected to result in a Material Adverse Effect, each Benefit Plan complies and has been administered in form and in operation, in all material respects, in compliance with its terms and with all requirements of law and regulation applicable thereto, and neither the Company nor any ERISA Affiliate thereof has received any notice from any Governmental Entity questioning or challenging such compliance.
          (c) To the Knowledge of the Company, there have been no acts or omissions relating to the Benefit Plans which would constitute “prohibited transactions” under ERISA or the Code, or have given rise to or may give rise to fines, penalties, taxes or related charges under Sections 502(c), 502(i) or 4071 of ERISA or Chapter 43 of the Code.
          (d) There are no material actions, suits or claims (other than routine claims for benefits) pending or threatened involving any Benefit Plan and no facts exist which could reasonably be expected to give rise to any such actions, suits or claims (other than routine claims for benefits).
          (e) All contributions have been timely made to each Benefit Plan.
               (i) No “accumulated funding deficiency” exists with respect to any Benefit Plan, whether or not waived.

               (ii) None of the Company or any ERISA Affiliate is required to provide security to a Benefit Plan under Section 401(a)(29) of the Code.
               (iii) The Company and each ERISA Affiliate have paid all premiums (and interest charges and penalties for late payment, if applicable) due the PBGC with respect to each Benefit Plan for each plan year thereof for which such premiums are required. Within the past six (6) years, no proceeding has been commenced by the PBGC to terminate any Benefit Plan.
          (f) With respect to each Multiemployer Plan: (1) the Company and each ERISA Affiliate have not withdrawn from a Multiemployer Plan in a “complete withdrawal” or a “partial withdrawal” as defined in Sections 4203 and 4205 of ERISA, respectively, so as to result in any liability which has not been fully paid; (2) no such Multiemployer Plan has been terminated or has been in reorganization under ERISA so as to result, directly or indirectly, in any Liability of the Company under Title IV of ERISA; and (3) no proceeding has been initiated by any person (including the PBGC) to terminate any Multiemployer Plan.
          (g) No obligation with respect to any Transferred Employee that will constitute an Assumed Liability shall require the Buyer to make a payment that is conditioned on a change of control.
     3.16 Suppliers and Customers. Schedule 3.16 to the Company Disclosure Letter sets forth a list of material suppliers and the fifteen largest customers of the Business (by dollar volume of business with the Business) for the most recent fiscal year. To the Knowledge of the Company, none of such suppliers or customers has cancelled, or otherwise modified in any manner which is materially adverse to the Company, the Business or relationship with the Company with respect to the Business or has delivered written notice or has otherwise expressly indicated to the Company (either directly or through a broker) of any intent to cancel or materially reduce its business with the Business or otherwise materially change its relationship with the Business.
     3.17 Government Approvals. Other than compliance with the HSR Act, no material authorization, consent, approval, license, permit, exemption of or filing or registration with any court or Governmental Entity is or will be necessary for the valid execution, delivery or performance of this Agreement by the Company or the consummation of the transactions contemplated hereby.
     3.18 Inventories. The inventories reflected on the May 1 Balance Sheet and the inventories acquired or manufactured since May 1, 2005 consist of items of a quality and quantity usable and salable in the ordinary course of business at market values not less than the carrying value on the books of the Business; the values of obsolete materials and materials of below-standard quality have been written down to realizable market value, or adequate reserves have been provided therefor; and the values at which such inventories are carried reflect the lower of cost or market in accordance with GAAP. All products of the Business which were manufactured by or on behalf of the Business prior to the Closing, including the College Inn broth inventory which the Buyer is acquiring as part of the Acquired Assets, were manufactured in compliance with all applicable product specifications, good manufacturing practices and Applicable Laws and consist of items of a quality usable and salable in the ordinary course of business at market values not less than the carrying value on the books of the Business. The levels of inventory of the Business, including the College Inn broth inventory, are consistent with inventory levels of the Business in the ordinary course.
     3.19 Labor Problems and Raw Materials. Since December 20, 2002, the operations of the Business have not been materially adversely affected by labor problems or shortages or unavailability of raw materials necessary to manufacture the products currently sold by the Business.
     3.20 Absence of Changes. There has not been since May 1, 2005:
          (a) any change in the condition (financial or otherwise), assets, liabilities, business or operations of the Business which have had or could reasonably result in, either individually or in the aggregate, a Material Adverse Effect;
          (b) any loan payment, agreement, termination of agreement, increase in debt, increase in salary, bonus or benefits of any employee (other than in the ordinary course of business), capital expenditure commitment, lease, sale or disposition of assets of the Business or any other transaction entered into by the Company relative to the Business other than in the ordinary course of business, consistent with past practice;
          (c) any material change in any accounting methods or practices of the Business or of the Company to the extent relating to the Business;
          (d) any damage to or destruction or loss of any Acquired Asset with a book value in excess of $50,000 or otherwise material to the operation of the Business, whether or not covered by insurance;
          (e) any discontinuance or material change in the terms of any relationship with any significant customer, supplier, service provider, licensee or licensor of the Business (or receipt of written or oral notification by such party of its intention to so adjust or discontinue the terms of its relationship with the Business); or
          (f) any sale (other than sales of inventory in the ordinary course of business), abandonment, lapse or other disposition or encumbrance of any Acquired Asset or other property primarily related to the Business with a fair market value in excess of $50,000.
     3.21 Undisclosed Liabilities. Except as set forth in the Financial Statements, the Assumed Liabilities do not include any Liabilities other than (i) Liabilities incurred in the ordinary course of business since May 1, 2005, (ii) Liabilities not required to be disclosed on a balance sheet prepared in accordance with GAAP or in the notes thereto, or (iii) Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER
     Except as otherwise disclosed to the Company in a letter (the “Buyer Disclosure Letter”) delivered to it by the Buyer prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article IV to which the information in such letter relates), the Buyer hereby represents and warrants to the Company, that the statements contained in this Article IV are true and correct as of the date hereof and will be true and correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date hereto throughout this Article IV):
     4.1 Corporate Status and Authority. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement and the Collateral Agreements by the Buyer and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action on the part of the Buyer (including the Buyer’s Board of Directors), and this Agreement and the Collateral Agreements constitute the valid and binding obligations of the Buyer and (assuming this Agreement and the Collateral Agreements constitute valid and binding obligations of the Company) are enforceable against the Buyer in accordance with their respective terms except as enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity, whether considered in a proceeding at law or in equity.
     4.2 Agreement Not in Breach of Other Instruments Affecting the Buyer. The execution and delivery of this Agreement and the Collateral Agreements, the consummation of the transactions provided for herein and therein, and the fulfillment of the terms hereof and thereof by the Buyer do not and will not (a) conflict with or result in a breach of any provisions of the Buyer’s certificate of incorporation or bylaws or (b) result in the breach of any of the terms and provisions of, or constitute with or without the giving of notice, the lapse of time, or both, a default under, or conflict with, or cause any acceleration of any obligation of the Buyer under, any agreement, indenture or other instrument by which the Buyer is bound, any judgment, decree, order, or award of any court, Governmental Entity, or arbitrator, or any Applicable Law.
     4.3 Financial Capability. The Buyer will have on the Closing Date sufficient funds, for the payment of the aggregate Purchase Price and to perform its obligations with respect to the transactions contemplated by this Agreement. The Buyer has previously provided the Company with an accurate and complete copy of the Buyer’s senior credit agreement (the “Credit Agreement”) evidencing the Buyer’s ability to pay the Purchase Price and consummate the transactions contemplated by this Agreement. The Buyer has sufficient funds available under the credit facility evidenced by the Credit Agreement for the payment of the aggregate Purchase Price. The Credit Agreement is in full force and effect, enforceable in accordance with its terms, has been duly authorized by the parties thereto. The Buyer’s obligations set forth in this Agreement are not contingent or conditioned upon any Person’s ability to obtain or have at the Closing sufficient funds necessary for the payment of the entire Purchase Price in cash or for the Buyer to perform its obligations with respect to the transactions contemplated by this Agreement.

     4.4 Compliance with Applicable Law; Actions and Proceedings. The Buyer is in compliance with all Applicable Laws which would materially affect its ability to perform its obligations hereunder. There is no Action pending or, to the knowledge of the Buyer, threatened against the Buyer that would affect its ability to perform its obligations hereunder.
     4.5 Compliance with Confidentiality Agreement. Neither the Buyer nor any of its Affiliates has breached any of the terms of the Confidentiality Agreement.
     4.6 Brokers. Except for the fees and expenses of Wachovia Securities, which shall be the exclusive obligation of the Buyer or its controlled Affiliates, neither the Buyer nor its controlled Affiliates has any liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.
     4.7 Government Approvals. Other than compliance with the HSR Act, no authorization, consent, approval, license, permit, exemption of or filing or registration with any court or Governmental Entity is or will be necessary for the valid execution, delivery or performance of this Agreement by the Buyer or the consummation by the Buyer of the transactions contemplated hereby, where the failure to obtain or make would have a material adverse effect or prohibit the Buyer from consummating the transactions contemplated hereby.
ARTICLE V
CERTAIN COVENANTS
     5.1 Certain Understandings; Access to Information.
          (a) This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.
          (b) From and after the Closing Date, in connection with any reasonable business purpose, including the preparation of Tax Returns and financial statements, the defense of Tax audits, the assertion or defense of any legal claims related to the Excluded Assets or the Excluded Liabilities (including workers’ compensation claims), and the administration thereof, and the determination of any matter relating to the rights or obligations of the Company or any of its controlled Affiliates under any of the Collateral Agreements, upon reasonable prior notice, and except as determined in good faith to be appropriate to ensure compliance with any Applicable Laws and subject to any applicable privileges (including the attorney-client privilege) and contractual confidentiality obligations, the Buyer shall and shall cause its controlled Affiliates to (i) afford the Company and its controlled Affiliates reasonable access, during normal business hours, to the offices, properties, books and records of the Buyer and its controlled Affiliates in respect of the Business and the Acquired Assets and to make extracts and copies of such books and records, (ii) furnish to the Company and its controlled Affiliates such additional financial and other information regarding the Business and the Acquired Assets as the Company may from time to time reasonably request and (iii) make available to the Company and its controlled Affiliates the employees of the Buyer and its controlled Affiliates in respect of the Business and the Acquired Assets whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist the Company in connection with the Company’s inquiries for any of the purposes referred to above, including the presence of such persons as witnesses in hearings or trials for such purposes; provided, however, that (A) such investigation shall not unreasonably interfere with the business or operations of the Buyer or any of its controlled Affiliates, (B) any reasonable out of pocket cost or expense incurred by the Buyer or its controlled Affiliates in connection with clause (iii) of Section 5.1(b) shall be the responsibility of the Company, and the Company shall promptly reimburse the Buyer upon presentation of invoices specifying in reasonable detail an explanation for each such invoice, (C) the independent accountants of the Buyer or its controlled Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants, and (D) in the event of litigation between the parties or their respective controlled Affiliates, access to the Buyer’s and its controlled Affiliates’ offices, properties and books and records shall be subject to a subpoena issued by a court of competent jurisdiction. If so requested by the Buyer, the Company shall enter into a customary joint defense or confidentiality agreement with the Buyer and its controlled Affiliates with respect to any information to be provided to the Company or its controlled Affiliates pursuant to this Section 5.1(b).
          (c) From and after the Closing Date, in connection with any reasonable business purpose, including the preparation of Tax Returns and financial statements, the defense of Tax audits, the assertion or defense of any legal claims related to the Acquired Assets or the Assumed Liabilities (including workers’ compensation claims), and the administration thereof, and the determination of any matter relating to the rights or obligations of the Buyer or any of its controlled Affiliates under any of the Collateral Agreements, upon reasonable prior notice, and except as determined in good faith to be appropriate to ensure compliance with any Applicable Laws and subject to any applicable privileges (including the attorney-client privilege) and contractual confidentiality obligations, the Company shall and shall cause its controlled Affiliates to (i) afford the Buyer and its controlled Affiliates reasonable access, during normal business hours, to the offices, properties, books and records of the Company and its controlled Affiliates in respect of the Business and to make extracts and copies of such books and records, (ii) furnish to the Buyer and its controlled Affiliates such additional financial and other information regarding the Business as the Buyer may from time to time reasonably request and (iii) make available to the Buyer and its controlled Affiliates the employees of the Company and its controlled Affiliates in respect of the Business whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist the Buyer in connection with the Buyer’s inquiries for any of the purposes referred to above, including the presence of such persons as witnesses in hearings or trials for such purposes; provided, however, that (A) investigations conducted under this Section 5.1 shall not unreasonably interfere with the business or operations of the Company or any of its controlled Affiliates, (B) any reasonable out of pocket cost or expense incurred by the Company or its controlled Affiliates in connection with clause (iii) of Section 5.1(c) shall be the responsibility of the Buyer, and the Buyer shall promptly reimburse the Company upon presentation of invoices specifying in reasonable detail an explanation for each such invoice, (C) the independent accountants of the Company or its controlled Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants, and (D) in the event of litigation between the parties or their respective controlled Affiliates, access to the Company’s and its controlled Affiliates’ offices, properties and books and records described in this Section 5.1(c) shall be subject to a subpoena issued by a court of competent jurisdiction. If so requested by the Company, the Buyer shall enter into a customary joint defense or confidentiality agreement with the Company and its controlled Affiliates with respect to any information to be provided to the Buyer or its controlled Affiliates pursuant to this Section 5.1(c).
          (d) The Company agrees that, prior to the Closing, the Buyer (i) shall be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to make such investigation of the properties, businesses and operations of the Business and such examination of the books and records of the Business, the Acquired Assets and the Assumed Liabilities as it reasonably requests and to make extracts and copies of such books and records, (ii) shall, upon reasonable prior notice and so long as such access does not unreasonably interfere with the business operations of the Company, have reasonable access during normal business hours to all the Company facilities relating to the Business and shall be entitled to make such reasonable investigation of the properties, businesses and operations of the Company and its controlled Affiliates to the extent relating to the Business (including to conduct a physical inventory of the Inventory), and (iii) shall be entitled, through its officers, employees and representatives (including its independent accountants), to make such investigation of the financial books and records of the Company, as may be reasonably requested in connection with the preparation of the S-X Business Financials in accordance with Section 5.32, provided, however, that the Buyer shall not conduct any environmental investigation, audit, review, or assessment of the Leased Real Property or the Owned Real Property except as has been conducted to date. Any investigation and examination shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances and shall be subject to restrictions under Applicable Law. The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company to cooperate with the Buyer and the Buyer’s representatives in connection with such investigation and examination, and the Buyer and its representatives shall cooperate with the Company and its representatives and shall use its commercially reasonable efforts to minimize any disruption to the Business. Notwithstanding anything herein to the contrary, no such investigation or examination shall (i) be permitted to the extent that it would require the Company to disclose information subject to the attorney-client privilege or conflict with any confidentiality obligations to which the Company or its controlled Affiliates is bound, or (ii) affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the transactions contemplated by this Agreement.
          (e) During the period between the date of this Agreement and the Closing Date, the Company shall deliver to the Buyer copies of the Company’s normal (1) monthly financial materials and information with respect to the Business promptly (within 2 Business Days) after the regular internal distribution of such materials at the Company, and (2) quarterly financial materials and information with respect to the Business promptly (within 2 Business Days) after such quarterly financials have been reviewed by the Company’s independent accountants and the related earnings release has occurred.

     5.2 Preservation of Books and Records. Each of the Company and the Buyer agree that it shall use commercially reasonable efforts to preserve and keep, or cause to be preserved and kept, all original books and records in respect of the Business relating to the period prior to the Closing in the respective possession of the Buyer and the Company (to the extent such party has the right to retain such books and records) for a period of six years from the Closing Date. In connection with any litigation in which either party is a party and which such party determines requires access by such party to such books and records after the six-year retention period, either party may request an extension of such period in writing to the other party prior to the expiration of such period and the granting of such extension shall not be unreasonably withheld or delayed. The parties shall timely cooperate with such request, and provide access to such books and records in accordance with Sections 5.1(b) and 5.1(c).
     5.3 Conduct of Business.
          (a) The Company covenants and agrees that it shall conduct the Business in the ordinary course, consistent with past practice, during the period from the date hereof until the Closing Date, except as expressly provided hereby to consummate the transactions contemplated hereby or as otherwise agreed to in writing by the Buyer (which agreement shall not be unreasonably withheld or delayed).
          (b) Without limiting the generality of Section 5.3(a), the Company shall: (i) use its commercially reasonable best efforts to preserve the Business in a manner consistent with past practice, including keeping available the services of its officers, employees and agents and maintaining and preserving its relations and goodwill with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with it; (ii) continue to operate the Business with respect to the purchase of raw materials and supplies, the payment and satisfaction of payables, the creation, management and sale of inventory, working conditions and relationships with employees, consistent with prior practice; and (iii) use its commercially reasonable efforts to preserve and maintain the Intellectual Property in a manner consistent with past practice.
          (c) During the period from the date hereof until the Closing, the Company shall (i) preserve and maintain the Acquired Assets consistent with prior practice and notify the Buyer of any loss of, damage to or destruction of any material Acquired Asset; (ii) maintain the Owned Real Property in substantially the same condition as it exists on the date hereof, ordinary wear and tear excepted, and shall not demolish or remove any existing improvements, or erect new improvements on the Owned Real Property or any portion thereof, without the prior written consent of the Buyer, (iii) confer with the Buyer prior to implementing operational decisions not in the ordinary course of the Business that are of a material nature, (iv) confer with Buyer prior to engaging in any discussions or negotiations regarding establishing, revising or extending any union relationship or contract, (v) comply in all material respects with all Applicable Laws and contractual obligations applicable to the operations of the Business, (vi) keep in full force and effect, without amendment, all material rights relating to the Business and (vii) maintain all books and records of the Company relating to the Business in the ordinary course of business, consistent with past practice.

          (d) During the period from the date hereof until the Closing, the Company shall not, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld or delayed), and only to the extent related to or affecting the Business, the Acquired Assets or Assumed Liabilities (i) take any affirmative action, or fail to take any commercially reasonable action within its control, as a result of which any of the changes or events listed in Section 3.20 would be likely to occur; (ii) allow the levels of raw materials, supplies, inventories or other materials to vary materially from the levels customarily maintained; (iii) enter into any compromise or settlement of any material litigation or investigation of any Governmental Entity relating to the Acquired Assets, the Business or the Assumed Liabilities, (iv) amend, modify, extend, renew or terminate any leases relating to the Leased Real Property or enter into any new lease, sublease, license or other agreement for the use or occupancy of any Owned Real Property, (v) amend, modify, extend, renew or terminate any Material Contract or enter into any new Material Contract, (vi) enter into or modify any union contract or any other agreement with an organized labor group, or (vii) make material changes in the senior managers (director level or above) of the Business.
     5.4 Environmental Notification.
          (a) From and after the Closing Date, if the Buyer intends to conduct subsurface investigation, sampling, analysis or remediation of contamination of soil or groundwater at the Leased Real Property or the Owned Real Property (an “Environmental Investigation”), which Environmental Investigation shall be conducted at the Buyer’s sole discretion, the Buyer shall provide written notice to the Company of the Environmental Investigation, including copies of the scope of work related to such Investigation, which scope is at the Buyer’s sole discretion. Such notice shall be provided to the Company three (3) Business Days prior to commencement of the Environmental Investigation, unless the Buyer reasonably determines that such time period is not practicable given the circumstances at the time, in which case, the Buyer will use its commercially reasonable efforts to provide such notice as promptly as practicable. Failure of the Buyer to provide such notice or to provide such notice less than three (3) Business days prior to commencement of an Environmental Investigation does not in any manner waive or impair the Buyer’s ability to seek or recover the indemnification provided under this Agreement. This notification or lack thereof does not create any rights or defenses for the Company.
          (b) In the event of an Environmental Investigation, the Buyer shall timely provide to the Company a copy of material documents relating to the Environmental Investigation including any documents provided to any federal, state or local agency, but not including any privileged or business confidential documents. The Buyer’s obligations to provide notice and such material documents under this Section 5.4 with respect to a specific Leased Real Property or the Owned Real Property shall terminate when the Buyer transfers its interests in such Leased Real Property or the Owned Real Property through sale, lease, lease assignment, license, sublease or otherwise, and, if earlier, the Buyer’s obligations to provide notice and such material documents with respect to any Leased Real Property or the Owned Real Property under this Section 5.4 shall terminate in its entirety on the second (2nd) anniversary of the Closing Date.

     5.5 Transition Services. Each of the Buyer and the Company shall execute and deliver at Closing the transition services agreement in the form attached hereto as Exhibit B (the "Transition Services Agreement”).
     5.6 Co-Pack Agreements. Each of the Buyer and the Company shall execute and deliver at Closing (i) the agreement relating to the manufacture of certain products of the Company at the Pittsburgh Facility in the form attached hereto as Exhibit C (the “College Inn Co-Pack Agreement”) and (ii) the agreement relating to the manufacture and labeling of certain products at the Terminal Island Facility in the form attached hereto as Exhibit D (the “Terminal Island Co-Pack Agreement”, and together with the Pittsburgh Co-Pack Agreement, the “Co-Pack Agreements”).
     5.7 Mendota Agreements. Each of the Buyer and the Company shall execute and deliver at Closing the following agreements related to the Mendota Facility: (i) the co-occupancy agreement in the form attached hereto as Exhibit E (the “Mendota Co-Occupancy Agreement”), the lease agreement in the form attached hereto as Exhibit F (the “Mendota Lease Agreement”), and (iii) the sublease agreement in the form attached hereto as Exhibit G (the “Mendota Sublease Agreement”).
     5.8 Intellectual Property Agreements. Each of the Buyer and the Company shall execute and deliver at Closing (i) the trademark license agreement in the form attached hereto as Exhibit H (“Trademark License Agreement”), (ii) the Shared IP Agreements in the form attached hereto as Exhibit I wherein (A) one Shared IP Agreement will provide that the Buyer, as licensor, will license certain specified intellectual property to the Company, as licensee (“Shared TreeHouse IP Agreement”), and another Shared IP Agreement will provide that the Company, as licensor, will license certain specified intellectual property to the Buyer, as licensee (“Shared Del Monte IP Agreement,” and together with the Shared TreeHouse IP Agreement, the “Shared IP Agreements”), in each case, including the parties’ respective rights and obligations under the Heinz IP Agreements, the terms and conditions of which are more fully set forth therein; (iii) the Trademark Assignment Agreement in the form attached hereto as Exhibit J; (iv) the Intellectual Property Assignment in the form attached hereto as Exhibit K; and (v) the Domain Name Transfer Agreement in the form attached hereto as Exhibit L.
     5.9 Parking Sublease. Each of the Buyer and the Company shall execute and deliver at Closing the parking sublease in the form attached hereto as Exhibit M (the “Parking Sublease”), pursuant to which the Buyer will sublease to the Company a portion of the parking facilities leased from The Buncher Company (“Buncher”) pursuant to that certain Agreement of Lease dated April 30, 1996 between Buncher and the Company, as assigned by the Company to the Buyer at Closing (the “Buncher Parking Lease”); provided, however, if the Buyer and Buncher enter into a direct lease at Closing for the parking lot properties described in the Buncher Parking Lease (excluding the parking facilities proposed to be subleased to the Company pursuant to the Parking Sublease), then the Buyer and the Company shall not be obligated to enter into the Parking Sublease and the Company will not assign the Buncher Parking Lease to the Buyer at Closing.

     5.10 Facilities License. Each of the Buyer and the Company shall execute and deliver at Closing the license agreement with respect to cafeteria and other related matters in the form attached hereto as Exhibit N (the “Facilities License”).
     5.11 R&D Facility Agreements. Each of the Buyer and the Company shall execute and deliver at Closing (i) the R&D lease and facility sharing agreement in the form attached hereto as Exhibit O (the “R&D Lease & Facility Sharing Agreement”), and (ii) the R&D equipment room lease agreement in the form attached hereto as Exhibit P (the “R&D Equipment Room Lease”).
     5.12 Energy Supply Agreement. Each of the Buyer and the Company shall execute and deliver at Closing the Steam and Electricity Supply Agreement in the form attached hereto as Exhibit Q (the “Energy Supply Agreement”).
     5.13 Employee Services Agreement. Each of the Buyer and the Company shall execute and deliver at Closing the Employee Services Agreement in the form attached hereto as Exhibit U (the “Employee Services Agreement”).
     5.14 Regulatory and Other Authorizations.
          (a) Each of the Buyer and the Company agree to use its commercially reasonable best efforts and to cooperate in good faith with one another to promptly obtain all authorizations, consents, orders and approvals of all Governmental Entities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, and the consummation of the transactions contemplated in this Agreement and the Collateral Agreements and shall take all such actions as may be requested by any such regulatory body or official to obtain such authorizations, consents, orders and approvals. Neither the Company nor the Buyer shall take any action that they should be reasonably aware would have the effect of delaying, impairing or impeding the receipt of any required approvals.
          (b) The Company and the Buyer each agree to make an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly after the date of this Agreement and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, each party agrees to make promptly any filing that may be required under any other antitrust or competition law or by any other antitrust or competition authority.
          (c) Each party to this Agreement shall promptly notify the other party of any communication it receives from any Governmental Entity relating to the matters that are the subject of this Agreement and permit the other parties to review in advance any proposed communication by such party to any Governmental Entity and shall provide each other with copies of all correspondence, filings or communications between them or any of their Affiliates, on the one hand, and any Governmental Entity or members of its staff, on the other hand, subject to this Section 5.14(c). No party to this Agreement shall agree to participate in any meeting with any Governmental Entity in respect of any such filing, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act.
          (d) Each party to this Agreement agrees to use its commercially reasonable best efforts and to cooperate in good faith with the other party hereto to promptly obtain any other consents and approvals that may be required under Section 5.14(a) in connection with the transactions contemplated by this Agreement and the Collateral Agreements provided, however, that neither party shall be required to compensate in any material respect any Governmental Entity, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any Governmental Entity to obtain any such consent or approval.
     5.15 Consents.
          (a) The Company agrees to use its commercially reasonable best efforts to obtain prior to the Closing any consents, including the consents listed on Schedule 3.8 to the Company Disclosure Letter, required to be obtained by the Company to consummate the transactions contemplated by this Agreement (excluding HSR Act compliance and any consents or approvals required from any Governmental Entity) (collectively the “Company Third Party Consents”).
          (b) The Buyer agrees to use its commercially reasonable best efforts to obtain prior to the Closing any consents required to be obtained by the Buyer to consummate the transactions contemplated by this Agreement (excluding HSR Act compliance and any consents or approvals required from any Governmental Entity) (collectively the “Buyer Third Party Consents”).
          (c) Each party will cooperate in any reasonable manner in order to enable the other party to obtain such Company Third Party Consents and Buyer Third Party Consents; provided, however, that such cooperation of the Buyer and the Company hereunder shall not include any requirement of the Buyer or the Company to expend a material amount of money, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party.
          (d) The Company shall use its commercially reasonable best efforts to obtain prior to the Closing any consents of Heinz necessary for the transfer of the Business Intellectual Property Rights Under the Heinz IP Agreements to the Buyer as of the Closing (“Heinz IP Consent”).
     5.16 No Other Representations or Warranties; Disclaimer Regarding Estimates and Projections.
          (a) Except for the representations and warranties in this Agreement, the Collateral Agreements, and the closing materials delivered to the Buyer pursuant to Section 7.2, neither the Company nor any of its agents, Affiliates or representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to the Buyer, express or implied, at law or in equity, on behalf of the Company or otherwise with respect to the

Business and the Company hereby disclaims any such representation or warranty whether by the Company, its Affiliates or any of their respective officers, directors, employees, agent or representatives or any other Person, with respect to the Business or the execution and delivery of any of this Agreement, the Collateral Agreements, or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to the Buyer or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information by the Company or any of their or the Business’ respective officers, directors, employees, agents or representatives or any other Person with respect to any one or more of the foregoing.
          (b) The Buyer agrees that none of the Company or its Affiliates or any other Person acting on behalf of any of them will have or be subject to any liability, to the Buyer, or any other Person resulting from the distribution to the Buyer, for the Buyer’s use, of any such information described in Section 5.16(b), including the Confidential Information Memorandum distributed by BAS and any information, document or material made available to the Buyer in certain “data rooms,” (whether electronic or otherwise), management presentations or any other form in expectation of the transactions contemplated by this Agreement. In connection with the Buyer’s investigation of the Business, the Buyer has received certain projections, including projected statements of operating revenues and income from operations of the Business and the Company and certain business plan information. The Buyer acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer is familiar with such uncertainties and that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, the Company makes no representation or warranty with respect to such estimates, projections and other forecasts and plans. Nothing set forth in this Section 5.16 shall affect the representations and warranties or covenants of the Company otherwise set forth in this Agreement, the Collateral Agreements, or the closing materials delivered to the Buyer pursuant to Section 7.2.
     5.17 Real Estate Matters.
          (a) At or prior to Closing, the Company shall:
               (i) assist the Buyer in obtaining the Title Commitments (including endorsements specified in Section 6.1(h)(i)) and surveys in form and substance as reasonably requested by the Buyer;
               (ii) provide any title company with any affidavits, indemnities, memoranda or other assurances reasonably requested by such title company to issue title policies in connection with the transfer of the Owned Real Property;
               (iii) provide the Buyer with a certificate issued by the City of Pittsburgh Department of City Planning in customary form certifying, inter alia, that, as of the date of such certificate, the Owned Real Property and the Leased Real Property is not in violation of Applicable Law pertaining to the zoning classification thereof and applicable City of Pittsburgh building codes; provided that the foregoing shall not affect the representations and warranties or covenants of the Company otherwise set forth in this Agreement, the Collateral Agreements, or the closing materials delivered to the Buyer pursuant to Section 7.2; and
               (iv) obtain any and all approvals necessary to convey the Owned Real Property to the Buyer, including all subdivision and zoning approvals required under Applicable Law;
               (v) the Company shall record at the Closing the Del Monte Industrial Use Covenant in the Recorder’s Office for Allegheny County; and
               (vi) the Company shall work in good faith with the City of Pittsburgh to cause the Ground Lease between the Company and the City of Pittsburgh for the new production well in Pittsburgh to be executed in the form previously provided to the Buyer.
          (b) Each of the Company and the Buyer shall execute and deliver at Closing the easement agreement in the form attached hereto as Exhibit S, together with exhibits attached thereto in form and substance reasonably satisfactory to the Company and the Buyer (the “Easement Agreement”).
     5.18 Employees and Employee Benefit Plans.
          (a) Transferred Employees. Schedule 5.18(a) to the Company Disclosure Letter identifies each individual who is currently or, at any time prior to the Closing, is expected to become an employee of the Company who is engaged in the Business (the “Business Employees”). On the Closing Date, Company shall cause the employment of all active Business Employees to be terminated. The Buyer will offer employment effective as of the Closing Date to all of the Business Employees on terms comparable to those provided by the Buyer to its similarly situated employees, including coverage under the Buyer’s retirement and health and welfare (including severance) programs as of the Closing Date, or, in the case of Business Employees whose employment immediately prior to the Closing Date is covered by the Pittsburgh Teamsters Contract or Pittsburgh UFCW Contract (each of which shall be assumed pursuant to Section 2.2(a)(iii) and shall each constitute an “Assumed Contract,” but with respect to which the Buyer shall have no Liability other than as expressly set forth in this Section 5.18), on terms required by such Contracts (each an “Assumed Union Contract”), or with respect to those Business Employees whose employment immediately prior to the Closing Date is covered by the Mendota Union Contract, on substantially the same terms and conditions set forth in the Mendota Union Contract (other than those relating to jobs outside the Business), in each case subject to and as more fully described in this Section 5.18. Buyer shall treat such employee’s continuous service with the Company as of the Closing as service with the Buyer for purposes of eligibility and vesting under the Buyer’s employee benefit programs. All Business Employees who are offered and accept employment with the Buyer and who report to work on (i) the Closing Date or (ii) the first regular work day following completion of an excused absence or leave as described by Section 5.18(e) shall be employed as Transferred Employees (“Transferred Employees”) from and after the date of such employment. Each Transferred Employee whose employment is covered by an Assumed Union Contract or was covered by the Mendota Union Contract shall be a Transferred Union Employee (“Transferred Union Employee”). The term Transferred Employees shall not include any employees or former employees of the Company who on or prior to the Closing have retired, have terminated employment, are on long-term disability, or who do not return to work on or before the expiration of the period described in Section 5.18(e). On the Closing Date, the Company shall provide the Buyer with an up-to-date list of all of Business Employees who, as of the Closing Date, are on a leave of absence (which is defined as being away from work for a period of over fourteen (14) calendar days for any approved reason other than vacation).
          (b) WARN Act; Liability for Claims. The Buyer will not cause an “employment loss” within the meaning of the “Worker Adjustment and Retraining Act” (“WARN”), 29 U.S.C. § 2102, et seq., or any similar state law (“WARN Act Laws”) to some or all of the Business Employees if such employment loss would result in liability of the Company with respect to the Business Employees under or in connection with the WARN Act Laws. The Buyer shall be liable for and responsible to satisfy all claims made by and Liabilities related to (i) any Transferred Employee after commencement of employment with the Buyer on the Closing Date, other than (A) any Liabilities or claims that arise from events or omissions that occur entirely before commencement of employment with the Buyer on the Closing Date, including any claim or Liabilities arising out of any Transferred Employee’s termination of employment by the Company pursuant to Section 5.18(a) for severance or otherwise, and/or (B) any Liabilities or claims for benefits under the Company’s Benefit Plans, and (ii) any Business Employee for claims based on laws prohibiting discrimination in the employment context arising out of Buyer’s offer of employment pursuant to Section 5.18(a).
          (c) Continuation of Certain Company Compensation and Benefits. In furtherance of Section 5.18(a):
               (i) In general, and subject to the other requirements of this Section 5.18, on and after the Closing, with respect to each Transferred Employee who is not a Transferred Union Employee, the Buyer shall: (A) for the one year period following the Closing Date, provide a cash compensation structure (base salary, extended work week program and bonus opportunities) which is no less than that provided to each such Transferred Employee prior to the Closing Date, and (B) for the period commencing on the Closing Date and ending on December 31, 2006, the Buyer shall either (1) amend its retirement plans to provide for an employer contribution in an amount equal to the compensation and interest credit that each such Transferred Employee would have received under the Del Monte Corporation Retirement Plan for Salaried Employees had they remained employed with the Company during such period, which amount is set forth on Schedule 5.18(c)(i) to the Company Disclosure Letter, or (2) pay such amount directly to each such Transferred Employee or pursuant to some other compensation program. With respect to Transferred Union Employees, other than those located at the Mendota Facility (“Transferred Mendota Union Employees”), the Buyer shall assume and comply with the terms of the applicable Assumed Union Contract, and with respect to the Transferred Union Employees located at the Mendota Facility, shall comply with the provisions of any collective bargaining agreement which becomes applicable to such employees, in each case, to the extent such agreements require terms and conditions other than those provided for in this Section 5.18.
               (ii) On the Closing Date, (A) the Buyer shall establish a retirement medical, dental and life insurance plan that will provide benefits to Transferred Union

Employees and their respective eligible spouses and dependants as may be required by an Assumed Union Contract (the “Buyer Retiree Health Plan”); (B) all Liabilities relating to or in respect of such Transferred Union Employees and their respective eligible spouses and dependants under Company’s Retiree Health Plan shall cease to be Liabilities of the Company or the Company’s retiree health plan and shall be assumed in full and in all respects by the Buyer and Buyer Retiree Health Plan, and (C) thereafter the Buyer shall maintain such plan on the same terms and conditions, as may be required under the Assumed Union Contract. The Buyer shall not be obligated to maintain any retiree health plan with respect to any Transferred Mendota Union Employees.
               (iii) On and after the Closing, the Buyer shall (A) assume, be responsible for and credit each Transferred Employee with all of his/her earned but not taken holiday policies and vacation time credit and (B) allow Transferred Employees who had earned vacation pursuant to the vacation policy provided to Transferred Employees immediately prior to the Closing to use such earned vacation in accordance with such vacation policy at least until the second anniversary of the Closing Date.
          (d) Collective Bargaining Agreements. With respect to the Assumed Union Contracts, the Buyer agrees to recognize the union which is a party to each such collective bargaining agreement as the exclusive collective bargaining representative for the Transferred Union Employees covered under the terms of each such collective bargaining agreement. With respect to the Transferred Mendota Union Employees, the Buyer agrees to recognize the union which is a party to the Mendota Union Contract as the exclusive collective bargaining representative for the Transferred Mendota Union Employees who were covered under the terms of such collective bargaining agreement and the Company and the Buyer shall take actions with respect to such union as contemplated by Section 5.31.
          (e) Offers of Employment. In furtherance of Section 5.18(a), the Buyer shall (i) offer employment to any Business Employee who, on the Closing Date, is not actively at work by reason of any leave of absence (including military leave, Family and Medical Leave Act leave, or other approved leave), as listed on Schedule 5.18(e) to the Company Disclosure Letter, and (ii) provide a position to any such Business Employee who accepts such offer and actively returns to work within the period of time specified under the applicable terms of such employee’s leave (whether pursuant to a Plan, a collective bargaining agreement or Applicable Law).
          (f) Health and Welfare Plans.
               (i) The Buyer shall cause the health and welfare plans that it establishes or maintains to cover Transferred Employees (the “Buyer’s Health and Welfare Plans”) to (A) provide coverage as of the Closing Date to the Transferred Employees, other than Transferred Union Employees, covered by Company Health and Welfare Plans (the “Company Health and Welfare Plans”) immediately prior to the Closing under Buyer’s Health and Welfare Plans without the need to undergo a physical examination or otherwise provide evidence of insurability, and (B) recognize and maintain for Transferred Union Employees all coverage and contribution elections made by the Transferred Union Employees under the applicable Company Health and Welfare Plans in effect for the period immediately prior to the Closing and shall apply such elections under Buyer’s Health and Welfare Plans for the remainder of the period or periods for which such elections are by their terms applicable.
               (ii) The Buyer shall cause Buyer’s Health and Welfare Plans to recognize and give credit for (A) all amounts applied to deductibles, out-of-pocket maximums, and other applicable benefit coverage limits with respect to such expenses which have been incurred by the Transferred Employees under the Company’s Health and Welfare Plans for the remainder of the benefit limit year in which the Closing Date occurs, and (B) all benefits paid to Transferred Employees under the Company’s Health and Welfare Plans, during and prior to the benefit limit year in which the Closing Date occurs, for purposes of determining when such persons have reached their lifetime maximum benefits under Buyer’s Health and Welfare Plans.
               (iii) The Buyer’s Health and Welfare Plans shall include both a flexible spending account component and a dependent care spending account component and assume all Liabilities associated with such accounts with respect to those Transferred Employees who participated in such accounts under the Del Monte Corporation Health Care Spending Account Plan and the Del Monte Corporation Dependent Care Spending Account Plan. The Company shall transfer to the Buyer the aggregate account balances for all such Transferred Employees that may be held by the Company with respect to such accounts for the period prior to the Closing.
               (iv) Buyer shall be responsible for continuation coverage (COBRA) requirements with respect to any Transferred Employees who terminate employment after the Closing, and shall have no COBRA obligations with respect to any Business Employee or other employee who does not become a Transferred Employee.
               (v) The Buyer shall provide cash payments and benefits to any Transferred Employee, other than a Transferred Union Employee, whose employment with the Buyer is terminated by the Buyer under circumstances other than “cause” prior to the first anniversary of the Closing Date in an amount not materially less than would have been payable under the severance plans listed on Schedule 5.18(f)(v) to the Company Disclosure Letter (the “Severance Plans”) if such termination had occurred prior to the Closing. For this purpose, “cause” shall have a meaning to be determined by the Buyer, but which shall be similar to the definition of “cause” and shall also include other circumstances which would constitute ineligibility for severance benefits as set forth in the Severance Plans applicable to the Transferred Employee if the termination of employment had occurred prior to the Closing.
          (g) Defined Benefit Pension Plans.
               (i) Prior to and effective on the Closing Date, the Buyer shall adopt a Plan that corresponds to the Del Monte Corporation Retirement System for Hourly Employees (the “Buyer’s Pension Plan”), which shall provide for benefits to Transferred Union Employees covered by the Pittsburgh UFCW Contract and their respective alternate payees that are substantially similar in all Material Features to those provided under the Del Monte Corporation Retirement System for Hourly Employees (the “Company Pension Plan”). On the Closing Date, Business Employees shall cease accruing any benefits under the Company Pension Plan. The Company shall retain all Liabilities under the Company Pension Plan with respect to all periods prior to the Closing. The Buyer’s Pension Plan shall provide a benefit for all periods of service completed and compensation earned by such Transferred Union Employees on and after the Closing who prior to the Closing were covered by the Company Pension Plan and the Buyer shall be responsible for all Liabilities associated therewith; provided, however, that the benefit accrual formula under the Buyer’s Pension Plan shall (A) recognize all periods of service and compensation taken into account under the Company Pension Plan and (B) determine such Transferred Union Employee’s accrued benefit based on: (1) the sum of service and compensation taken into account under the Company Pension Plan for periods prior to the Closing and service and compensation taken into account under the Buyer’s Pension Plan on and after the Closing less (2) such Transferred Union Employee’s accrued benefit under the Company Pension Plan. The Buyer shall not be obligated to establish or maintain a defined benefit pension plan with respect to any Transferred Mendota Union Employees.
               (ii) The Company currently contributes on behalf of certain employees to the Western Pennsylvania Teamsters and Employers Trust Fund (the “Union Pension Fund”). The Buyer agrees to assume the Pittsburgh Teamsters Contract, and to make contributions after the Closing to the Union Pension Fund with respect to Transferred Employees participating in the Union Pension Fund for substantially the same number of contribution base units (as defined in Section 4001 of ERISA) for which the Company had an obligation, prior to the Closing, to contribute to the Union Pension Fund, as described in Section 4204(a)(1)(A) of ERISA.
                    (A) The Buyer and the Company will take steps, including complying with the provisions of Section 4204 of ERISA, to prevent the transactions contemplated by this Agreement from being treated as a full or partial withdrawal from the Union Pension Fund.
                    (B) Prior to the Union Pension Fund’s first plan year beginning after the Closing, the Buyer and the Company jointly shall seek a variance from the requirement of Section 4204(a)(1)(B) of ERISA that a bond be obtained or an amount be held in escrow as provided in said Section. In the event the Union Pension Fund determines that the request does not qualify for a variance, the Buyer shall obtain any required bond or establish any required escrow as of the first plan year beginning after the Closing and shall maintain such bond or escrow until the earliest of (1) the date a variance is obtained from the Union Pension Fund; (2) the date a variance or exemption is obtained from the Pension Benefit Guaranty Corporation (“PBGC”); or (3) the last day of the fifth plan year commencing after the Closing Date; which bond or escrow shall be paid to such Union Pension Fund if the Buyer withdraws from the Union Pension Fund or fails to make a contribution to such Union Pension Fund when due, at any time during the first five (5) plan years of such Union Pension Fund beginning after the Closing Date.
                    (C) The Buyer agrees to take primary responsibility for the application for a waiver, provided the Company shall pay or reimburse the Buyer for all reasonable administrative costs (including professional fees) incurred in obtaining any variance, waiver, bond, or escrow account (but excluding the amount actually paid to secure any bond placed in escrow) under subsection (B) above. The Buyer and the Company shall cooperate to obtain the least costly method of complying with §4204 of ERISA.

                    (D) If the Buyer withdraws from the Union Pension Fund in a complete withdrawal or a partial withdrawal before the last day of the fifth (5th) plan year of such Union Pension Fund commencing after the Closing Date and the Buyer is liable to the Union Pension Fund for any withdrawal liability, the Company shall: (1) reimburse the Buyer for the net amount of the withdrawal liability (if any) attributable to liability pools for plan years completed prior to the Closing Date (with any credits for such years serving to offset debits for such years) and (2) be secondarily liable for any withdrawal liability it would have had to such Union Pension Fund (but for the provisions of §4204 of ERISA) if and to the extent the liability of the Buyer with respect to the Union Pension Fund is not paid either by the Buyer or pursuant to the bond, escrow or letter of credit described in subsection (B) above.
                    (E) The Buyer agrees to provide the Company with a copy of any notice of withdrawal liability it may receive. If the Buyer intends to default on any of its contribution or withdrawal liability payment obligations to the Union Pension Fund, the Buyer agrees to provide the Company with reasonable advance notification of such intention. If the Company provides such payment on the Buyer’s behalf, the Buyer agrees that the Company shall be subrogated to the Union Pension Fund’s rights, if any, to such payment, and may pursue such claims against the Buyer in the nature of indemnity (but only to the extent the amount paid by the Company exceeded the Company’s obligation under subsection (D)(1) above).
          (h) Defined Contribution Plans.
               (i) Prior to and effective on the Closing Date, the Buyer shall (A) adopt a Plan that corresponds to the Del Monte Corporation Saver Plan which shall provide benefits to Transferred Union Employees and their respective alternate payees as may be required by an Assumed Union Contract, or in the case of Transferred Mendota Union Employees on the same basis as in effect prior to the Closing Date, and (B) shall extend coverage under Buyer’s 401(k) Plan to the remainder of the Transferred Employees (collectively, the “Buyer’s Savings Plans”).
               (ii) Effective as of the Closing Date: (A) each of Buyer’s Savings Plans shall permit the account balances of those Business Employees who become such Transferred Employees to be rolled into the applicable Buyer’s Savings Plan and to permit any such account balance to include the transfer, in-kind, of any loan balance outstanding under the corresponding Company Benefit Plan and (B) each of Buyer’s Savings Plans shall assume and be solely responsible for all ongoing rights of or relating to the Transferred Employees for future participation (including the right to make contributions through payroll deductions) in the applicable Buyer’s Savings Plan.
          (i) Workers’ Compensation. The Company shall be responsible for administering, defending and/or paying, whether through appropriate retained insurance or self-insurance, all workers’ compensation claims of Business Employees that occur entirely prior to the Closing, including all filed claims and/or all claims for injuries or illnesses arising from events or occurrences that occur entirely prior to the Closing, whether or not such claims were in fact filed after the Closing. The Buyer will be responsible for administering, defending and/or paying, whether through appropriate retained insurance or self-insurance, all workers’ compensation claims of Transferred Employees that arise from events that do not occur entirely prior to the Closing. The Company will be responsible for administering, defending and/or paying any workers’ compensation claim brought by a Transferred Employee after the Closing where it is alleged or shown that the injury or illness underlying such claim arose in its entirety on or before the Closing.
          (j) Sharing Participant Information. The Company and the Buyer shall share with each other and their respective agents and vendors all participant information necessary for the efficient and accurate administration of each of the Plans and any employee benefit plan, fund or program of the Buyer contemplated by this Section 5.18. The Company and the Buyer and their respective authorized agents shall, subject to applicable laws on confidentiality, be given reasonable and timely access to, and may make copies of, all information relating to the subjects of this Agreement in the custody of the other party, to the extent necessary for such administration.
          (k) Cooperation. The Buyer and the Company shall cooperate to share all such information regarding any issue relating to the compensation of the Transferred Employees as may be required in order to satisfy any requirements related to federal, state and/or local income Tax reporting (including, for purposes of preparing a Form W-2 of each such employee) and withholding. Between the Closing Date and the last day of the calendar quarter which occurs at least 120 days after the Closing Date (or such earlier date as Buyer shall determine), Transferred Employees shall be paid through the Company’s payroll service, unless placed on the Buyer’s payroll as of an earlier date. The Buyer shall fully fund the payroll accounts with respect to all Transferred Employees. The Buyer shall reimburse the Company for all reasonable administrative expenses associated with the provision of such payroll service within five (5) business days of receipt by Buyer of an invoice from the Company. For tax, accounting and other purposes, such payroll payment shall be treated as having been made by the Buyer. The provision of such payroll service shall include computer processing of mandatory employee contributions occurring by the end of the first payroll period after the Closing Date and with such processing of voluntary employee contributions occurring within thirty (30) days following the Closing Date.
          (l) Relationship of the Parties; No Right to Continued Employment; Ability to Amend, Modify or Terminate Plans.
               (i) Nothing in this Agreement shall be deemed or construed by the parties or any third party as creating the relationship of principal and agent, partnership or joint venture between the parties, it being understood and agreed that no provision contained herein, and no act of the parties, shall be deemed to create any relationship between the parties other than the relationship set forth herein.
               (ii) Nothing contained in this Agreement shall confer on any Transferred Employee any right to continued employment with the Buyer, except as expressly provided in any collective bargaining agreements.
               (iii) Nothing in this Agreement shall be deemed or construed to limit or otherwise affect the power reserved to the Buyer under any Plan established or maintained by the Buyer to subsequently amend, modify or terminate such Plan at any time for any reason.
          (m) No Duplication of Benefits. It is the understanding of the parties that this Section 5.18 shall be construed and applied without duplication of benefits to any Transferred Employees, in order to avoid any such employee simultaneously enjoying coverage of the accrual of benefits under comparable plans of both the Company, on the one hand, and the Buyer on the other hand.
          (n) Taxes with Respect to Transferred Employees. Notwithstanding anything to the contrary in this Section 5.18, the Buyer is not assuming or otherwise agreeing to pay any liability for Taxes with respect to a Transferred Employee that accrued or was otherwise incurred on or prior to the Closing.
     5.19 Taxes.
          (a) Any sales Tax, use Tax, real property transfer Tax, asset transfer Tax, documentary stamp Tax or similar Tax attributable to the sale or transfer of the Business or the Acquired Assets, or the assumption of the Assumed Liabilities shall be paid one half by the Buyer and one half by the Company.
          (b) The real estate Taxes on the Owned Real Property for the 2005 calendar year shall be paid by the Company (unless such Taxes are Assumed Real Estate Taxes) and the real estate Taxes on the Owned Real Property for the 2006 calendar year shall be prorated on a calendar year basis. Accordingly, the Company shall be responsible for that fraction of the 2006 real estate Taxes which has as a numerator the number of days in the calendar year up to and including the date immediately prior to the Closing and a denominator of 365 days, with the Buyer responsible for the remainder. Solely for the purposes of this proration, the parties agree that the portion of tax parcel number 24-L-130 which is being conveyed to the Buyer represents 75% of the assessed value of that parcel. With respect to any such 2006 real estate Taxes paid prior to the Closing, the Buyer’s proportionate share of such real estate Taxes, as determined in accordance with this Section 5.19(b) shall be added to the Purchase Price to the extent such amounts are not reflected as an asset in the calculation of the Closing Working Capital. With respect to any such 2006 real estate Taxes paid on or after the Closing, the Buyer and the Company shall cooperate in accordance with Section 5.19(c) to provide for the payment of such real estate Taxes in the proportionate share as determined in accordance with this Section 5.19(b) promptly upon receipt of the final real estate Tax bills for 2006 but no later than ten (10) days prior to the last date that such real estate Taxes would be paid at a discount under Applicable Law. The obligations pursuant to this Section shall survive the Closing.
          (c) The Buyer and the Company shall cooperate with respect to the payment of the Taxes and sharing arrangement set forth in Section 5.19(a). To the extent either the Buyer or the Company pays a Tax which is subject to the sharing arrangement set forth in Section 5.19(a), the paying party shall provide the non-paying party with written notification of such Tax payment (and reasonable supporting documentation), and such non-paying party shall promptly reimburse the paying party for its appropriate share of such Tax.

          (d) After the Closing, each of the Company and the Buyer shall (and shall cause their respective Affiliates to): (i) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing with respect to the Business or the Acquired Assets; (ii) cooperate fully in preparing for any audits of, or disputes with Taxing Authorities regarding, any Tax Returns of the Business or the Acquired Assets, and (iii) make available to the other and to any Taxing Authority as reasonably requested all information, records, and documents relating to Taxes of the Business or the Acquired Assets.
          (e) Notwithstanding anything to the contrary in this Agreement, the obligations of the Company and Buyer set forth in this Section 5.19 shall be unconditional and absolute and shall remain in effect as to time.
          (f) The Company will provide, at the Closing, (i) a statement that it is a U.S. corporation for purposes of Section 1445 of the Code, and (ii) its Employer Identification Number.
     5.20 Recalls. For purposes of this Section 5.20, “Recall” shall mean any circumstance in which (i) a Governmental Entity issues a request, directive or order that a product of the Business be recalled, (ii) a court of competent jurisdiction orders such a recall, or (iii) solely with respect to products of the Business manufactured prior to the Closing, the Buyer reasonably determines after consultation with the Company that any such product should be recalled because it is unsafe. In the event of a Recall of products of the Business manufactured prior to the Closing, (A) the Buyer shall immediately deliver written notice of such Recall to the Company, (B) the Buyer shall conduct and direct the recall process and from time to time as requested by the Company, consult with and inform the Company on the status of such process, and (C) the Company shall be responsible for all Recall Costs (as defined below) of or relating to the Recall (solely to the extent such costs and expenses relate to the products of the Business manufactured prior to the Closing) and will promptly reimburse the Buyer for Recall Costs (upon receipt by the Buyer of reasonable documentation evidencing such costs and expenses) relating to conducting the Recall process. For purposes of reimbursing the Buyer, the “Recall Costs” shall mean reasonable out-of-pocket cost, cost of recalled product destroyed after the Recall, and damages directly resulting from such Recall incurred by the Buyer in connection with any corrective action taken by the Buyer, including the lost profits of the Buyer directly related to the sale of such recalled product. In the event of a Recall of products of the Business manufactured after the Closing, the Buyer shall conduct and direct the Recall process and shall be responsible for all Liabilities of or relating to such Recall.
     5.21 Use of Certain Names. Within six months after the Closing, the Buyer shall and shall cause its Affiliates to revise product literature and labeling (including stickering), change packaging and stationery, and otherwise discontinue use of the name “Del Monte” and variations thereof (collectively, the “Names”), except as set forth in the Trademark License Agreement. In no event shall the Buyer use any Name on or after the Closing in any manner or for any purpose different from the use of such Name by the Company during the ninety (90) day period preceding the Closing. With respect to product inventory manufactured by the Company prior to the Closing, the Buyer may continue to sell such inventory, notwithstanding that it bears the Names, for a reasonable time after the Closing (not to exceed six months), except as set forth in the Trademark License Agreement.

     5.22 Use of Certain UPC Codes. Within eighteen (18) months after the Closing, the Buyer shall and shall cause its Affiliates to obtain universal product codes for all products sold by the Business under the brand name Nature’s Goodness. The Buyer may use the Excluded UPC Codes for up to eighteen (18) months after the Closing Date. In no event after such eighteen (18) month period shall Buyer use the Excluded UPC Codes. With respect to product inventory manufactured by the Company prior to Closing bearing any of the Excluded UPC Codes, the Buyer may continue to sell such inventory, notwithstanding that it bears the Excluded UPC Codes, for a reasonable period of time after Closing (not to exceed eighteen months).
     5.23 Returns. The Company shall reimburse (in accordance with Section 5.25) the Buyer at cost (less any mitigation proceeds and plus any expenses and costs incurred in connection thereto) for all products sold by the Business prior to the Closing that are returned to the Buyer within 60 days after Closing either as a result of such products being defective or as a result of a mistake in shipment by the Company. Except as set forth in the immediately preceding sentence, the Company shall not be responsible for returns of products sold by the Business. The Buyer shall deliver to the Company an invoice for amounts due under this Section 5.23 within 30 days after such 60 day period after Closing, along with the reasonable documentation required to verify the same.
     5.24 Rebates under Supply Agreements. In the event any rebates are paid to the Buyer pursuant to any of the agreements listed on Schedule 5.24 to the Company Disclosure Letter (the “Rebate Contracts”), the Buyer shall reimburse (in accordance with Section 5.25) the Company that portion of any such rebates related to purchases made prior to Closing under the Rebate Contracts. In the event any rebates are paid to the Company pursuant to any of Rebate Contracts, the Company shall reimburse (in accordance with Section 5.25) the Buyer that portion of any such rebates related to purchases made after the Closing under the Rebate Contracts. As soon as practicable, but in no event later than 15 days after either party receives a rebate under any Rebate Contract, such party shall deliver to the other party a statement setting forth in reasonable detail the basis (including calculations and supporting documentation) for the total amount of the rebate received by such party from the supplier under such Rebate Contract and indicating the portion of such rebate such party proposes to deliver to the other party (the "Rebate Statement”). Delivery by either party of written confirmation of the amounts set forth in the Rebate Statement shall be deemed the delivery by such party of an invoice for amounts due the Company pursuant to this Section 5.24 under the applicable Rebate Contract.
     5.25 Reimbursement. The Company and the Buyer agree to reimburse each other in accordance with Sections 5.23 and 5.24 within 30 days after the receipt of the invoice, if applicable, and all required documentation. In the event of a dispute over any amounts owed which cannot be resolved between the parties, the parties agree to use the Settlement Accountants to determine the actual amounts owed. Such amounts owed shall be no greater than the higher amount nor lower than the lower amount asserted by the parties. The cost of the Settlement Accountants shall be paid by the party asserting the amount farthest from the actual amount to be paid as determined by the Settlement Accountants; provided, that if there is not at least a ten percent (10%) differential (in either direction) between the amount asserted by the party farthest from such actual amount on the one hand, and such actual amount, on the other hand, the cost of such Settlement Accountants shall be borne equally by the parties. The Settlement Accountants’ determination shall be final and binding upon the parties.
     5.26 Confidentiality. The letter agreement dated June 3, 2005 (the “Confidentiality Agreement”) between the Buyer and the Company shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate. If, for any reason, this Agreement is terminated, the Confidentiality Agreement shall nonetheless continue in full force and effect pursuant to its terms.
     5.27 Update Information. Prior to the Closing, and as promptly as practicable upon becoming aware of any actual or imminent breach of any of its representations, warranties or covenants in this Agreement, each party shall deliver to the other party written notice of any event or development that (a) constitutes or results in a breach by such party of, or a failure by such party to comply with any agreement or covenant in this Agreement applicable to it, or (b) occurs after the date hereof which, if it had occurred prior to the date hereof, would have caused or constituted, or would have reasonably been expected to have caused or constituted, a breach of any of the representations or warranties of such party contained in this Agreement. No such written notice by either party shall be deemed to cure any breach of representation or warranty made as of the Closing; provided, however, such written notice will be deemed to cure any alleged breach by a party of such party’s representation or warranty made as of the Closing (i) to the extent such written notice identifies only events or developments not material to the Business, Acquired Assets or Assumed Liabilities occurring after the date hereof in the ordinary course of business consistent with past practices, or (ii) if the event or development identified in such written notice has been consented to in writing by the other party hereto. Notwithstanding the foregoing, no such written notice by either party shall be (i) deemed to cure any breach of agreement or breach of covenant by such party, (ii) deemed to cure any breach of representation or warranty made as of the date hereof, or (iii) taken into account in determining whether or not the conditions precedent contained in Section 6.1(a) or Section 6.2(a) are satisfied as of the Closing.
     5.28 Noncompetition, Nonsolicitation and Noninterference.
          (a) The Company will not, and will cause its controlled Affiliates to not engage, directly or indirectly, in the Restricted Business in the United States, Mexico and Canada, including directly or indirectly investing in, owning, managing, operating, advising, or providing consulting, manufacturing or co-packing services to any Person engaged in or, to the Knowledge of the Company, planning to become engaged in, the Restricted Business for a period of three (3) years from and after the Closing Date; provided, however, that nothing set forth in this Section 5.28 shall prohibit the Company from (A) engaging in the businesses conducted by the Company (other than the Restricted Business) on the Closing Date, (B) owning less than 5% of the outstanding stock of any publicly traded corporation engaged in the Restricted Business, (C) acquiring the assets or capital stock or other equity interests of any other Person engaged in the Restricted Business (and the continued operation of such Restricted Business consistent with past practice) or being acquired by any Person engaged in the Restricted Business (and the continued operation of such Restricted Business consistent with past practice), provided that in either case, the Restricted Business represents no more than 10% of such selling or acquiring Person’s net revenue in each of the prior two fiscal years, or (D) continuing operations of its College Inn Broth business. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.28 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Section 5.28 shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. The parties hereto acknowledge that this Section 5.28 is reasonable and necessary to protect and preserve the Buyer’s legitimate business interests and the value of the Business and to prevent any unfair advantage conferred on the Company.
          (b) For a period of three (3) years after the Closing Date, the Company shall not, directly or indirectly: (i) cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, Business Employee, consultant or other Person with a business relation with the Business as of the Closing Date to cease doing business with the Business; (ii) except as may result from the termination, or the consequences thereof, of any of the Collateral Agreements or any of the Dividable Contracts resulting from the Buyer’s breach of such agreements, cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, Business Employee, consultant or other business relation of the Company on the Closing Date or within the year immediately preceding the Closing Date, to cease doing business with the Business; or (iii) hire, retain or attempt to hire or retain any senior manager (director level or above) employee of the Business.
          (c) For a period of eighteen (18) months after the Closing Date, neither the Company nor the Buyer shall, directly or indirectly, without the prior written consent of the other party, hire, retain or attempt to hire or retain any employee of the Buyer on the one hand or the Company on the other hand working in facilities in Mendota, Illinois.
     5.29 Forwarding of Collected Payments. From and after the Closing, the Company will promptly forward to the Buyer any payments that the Company receives which are the property of the Buyer. From and after the Closing, the Buyer will promptly forward to the Company any payments that the Buyer receives which are the property of the Company. For the avoidance of doubt, payments received by the Buyer for products of the Business sold prior to or as of 12:01 a.m. Pacific Time (“PT”) on the Closing Date shall be deemed property of the Company. Payments received by the Company for products of the Business sold after 12:01 a.m. PT on the Closing Date shall be deemed property of the Buyer.
     5.30 Exclusivity. The Company shall not (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any substantial portion of the assets of the Business, or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Company will notify the Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

     5.31 Union Matters. Prior to Closing, each of the Company and the Buyer shall cooperate with one another in the management and negotiation of the Business’ relationship and agreements with its unions, including cooperatively working with one another in negotiating any new union contracts for the Business or any amendments, extensions or restatements of an existing union contract, including a union contract to be entered into with the RWDSU relating to the terms and conditions of employment of the Transferred Mendota Union Employees consistent with the provisions of Section 5.18. With respect to the Company, such cooperative efforts shall include the provision to the Buyer of all received or distributed drafts of union contracts and ancillary documents, allowing the Buyer the right to review and reasonably comment upon such drafts, and otherwise allowing the Buyer to actively participate in any such negotiations and discussions. Prior to Closing, any union contract execution or modification shall be subject to Section 5.3(d)(vi) above.
     5.32 Regulation S-X Compliant Financial Statements.
          (a) Within fifteen (15) days after the Closing Date, the Company shall furnish to the Buyer copies of the unaudited interim financial statements of the Business as of and for the interim period from May 2, 2005 through January 29, 2006 in a form meeting the requirements of Regulation S-X and in a form reasonably satisfactory to the independent accountants of the Buyer (the “Interim S-X Business Financials” and collectively with the 2004 and 2005 S-X Business Financials, the “S-X Business Financials”).
          (b) If the Buyer determines that the acquisition by the Buyer under this Agreement constitutes an acquisition that exceeds the conditions specified in the definition of “significant subsidiary” in Regulation S-X at the 50% level, the Company shall, upon the request of the Buyer, cause the Company’s independent accountants to audit the Interim S-X Business Financials at the Buyer’s sole cost and expense.
          (c) In the event the Buyer, the Buyer’s independent accountants or the SEC has comments or questions on the S-X Business Financials after the Closing, the Company will assist and cooperate with the Buyer, the Buyer’s independent accountants or the SEC to resolve any such issues and questions regarding the S-X Business Financials and take such commercially reasonable actions with respect to the S-X Business Financials as are necessary for the Buyer to satisfy its obligations under Regulation S-X. The parties hereby agree that the receipt of any comments or questions from the SEC or the Buyer’s independent accountants or any changes to the S-X Business Financials made in response to such comments or questions shall in no event create any presumption of a breach of the representation and warranty in Section 3.13(b) or that the covenants set forth in Section 5.32(a) were not satisfied or fulfilled.
          (d) After the Closing, the Company will use its commercially reasonable efforts to provide the Buyer with such information as the Buyer may reasonably request in connection with the Buyer’s preparation of pro forma financial information required to be filed in its reports with the SEC.
          (e) The Company will cooperate with the Buyer’s reasonable requests in connection with the Buyer’s compliance with Applicable Laws with respect to the transactions hereunder, including (i) providing access to the Company’s management upon reasonable prior notice during normal business hours to assist with SEC reporting obligations of the transactions hereunder, including the preparation by the Buyer of pro forma financial statements, addressing purchase accounting issues and preparation of any SEC waiver letters and (ii) allowing access to the Company’s independent accountants (including to the extent required by such accountants, consent to the release of their work papers to the Buyer or the Buyer’s independent accountants), and discussing with and obtaining from the independent accountants appropriate consents to fulfill the Buyer’s reporting requirements, including financial statements and the notes thereto.
          (f) Except as set forth in Section 5.32(b), each of the parties hereto will bear all legal, accounting, investment banking and other expenses incurred by it or on its behalf in connection with the preparation, audit and review of the financial statements required to be prepared pursuant to this Section 5.32.
     5.33 Liens and Encumbrances. Prior to Closing, the Company shall obtain appropriate releases of all Liens (other than Permitted Liens) of any Person on or with respect to the Acquired Assets.
     5.34 Cooperation; Further Assurances. On the terms and subject to the conditions contained in this Agreement, the Company and the Buyer each shall use its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate, as soon as reasonably practicable, the Closing, including the satisfaction of all conditions thereto set forth herein. At the Closing and from time to time thereafter, each party to this Agreement shall at the request of the other party execute such additional instruments and take such other actions as any party hereto may reasonably request in order more effectively to sell, transfer, assign and deliver the Acquired Assets and to confirm the Buyer’s title thereto and to otherwise fulfill the transactions contemplated herein.
     5.35 Planning Materials. On the Closing Date, the Company shall deliver to the Buyer all planning materials, forecast and presentation materials related to the Business other than any planning, forecast and presentation materials (a) provided to the Board of Directors of the Company, (b) prepared in connection with any meeting of the Board of Directors of the Company, or (c) prepared in connection with the Company’s review or analysis of the potential sale of the Business or the transactions contemplated by this Agreement. No such planning, forecast or presentation material shall constitute an Acquired Asset for purposes of this Agreement and the Company makes no representations or warranties with respect to such planning material, forecast and presentation materials.
     5.36 Credit Agreement. If, prior to the Closing, the Buyer amends, modifies or supplements the Credit Agreement in any manner, or if the Credit Agreement is terminated for any reason, then the Buyer shall promptly notify the Company in writing as promptly as practicable, but in no event more than two (2) Business Days, after any such amendment, modification, supplement or termination of the Credit Agreement.
     5.37 Insurance Proceeds. In the event that, after the Closing, the Company or its controlled Affiliates receives insurance proceeds which relate to the Business, Acquired Assets or Assumed Liabilities, the Company will promptly remit such proceeds or cause its controlled Affiliates to promptly remit such proceeds to the Buyer; provided, however, to the extent such insurance proceeds relate to the Excluded Assets, Excluded Liabilities, other businesses of the Company or its controlled Affiliates, or pre-Closing lost profits of the Business, the Company shall have no obligation to remit such proceeds to the Buyer.
     5.38 Customer Deductions. After the Closing, for a period of twelve (12) months, the Buyer shall assist the Company with validation of customer deductions related to promotional programs offered in connection with the Company’s DCB business.
     5.39 Microwaveable Bowls. The Company shall use its commercially reasonable best efforts to assist the Buyer in entering into a purchase order or other agreement with The Wornick Company with respect to the supply of microwaveable bowls.
ARTICLE VI
CONDITIONS PRECEDENT TO CLOSING
     6.1 Conditions to Obligations of the Buyer. The obligation of the Buyer to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver in writing by the Buyer) of the following conditions:
          (a) the representations and warranties of the Company set forth herein shall have been true and correct in all material respects (other than those that are qualified as to materiality, which shall have been true and correct in all respects) when made and as of the Closing Date, except (i) for changes permitted by this Agreement in accordance with Section 5.27, and (ii) for those representations and warranties that address matters only as of a specific date and those specific representations and warranties shall have been true and correct as of such specific date;
          (b) the Company shall have performed or complied in all material respects with the agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;
          (c) no action, suit or proceeding shall be pending by or before any Governmental Entity seeking to prevent consummation of the transactions contemplated by this Agreement, and no judgment, order, decree, stipulation or injunction enjoining or preventing the consummation of the transactions contemplated by this Agreement shall be in effect;
          (d) the Company shall have delivered to the Buyer a certificate (the “Company Certificate”) signed by a duly authorized officer of the Company to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) related to an action, suit or proceeding involving, or a judgment, order, decree, stipulation or injunction against, the Company) of this Section 6.1 have been satisfied;
          (e) the applicable waiting period (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated;
          (f) the Company:

               (i) shall have obtained (or caused to be obtained) all of the Company Third Party Consents set forth on Schedule 6.1(f)(i) to the Company Disclosure Letter;
               (ii) shall have divided or otherwise dealt with on a Cost Neutral Basis, in a manner reasonably acceptable to the Buyer but in any case pursuant to the terms of Section 2.8, the Dividable Contracts set forth on Schedule 6.1(f)(ii) to the Company Disclosure Letter;
               (iii) shall have received all of the federal, state and local governmental approvals which are required to be obtained by the Company to consummate the transactions contemplated by this Agreement;
               (iv) shall have delivered (A) UCC search reports to the Buyer disclosing no liens or encumbrances against the Acquired Assets, other than Permitted Liens, and (B) releases on any liens or encumbrances on the Intellectual Property (other than Permitted Liens);
               (v) shall have obtained and delivered to the Buyer the Heinz IP Consent duly executed by Heinz and in a form reasonably acceptable to the Buyer; and
               (vi) shall have recorded the Del Monte Industrial Use Covenant with the Recorder’s Office for Allegheny County.
          (g) the Buyer shall have received such other customary certificates (such as a certificate of corporate good standing of the Company in the State of Delaware and certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing;
          (h) the Buyer shall have received the following:
               (i) commitments for title insurance issued by a national title insurance company reasonably acceptable to Buyer (“Title Commitments”) committing to insure Buyer’s title in the Owned Real Property and its leasehold interests in (A) the Leased Real Property leased by the Company from the Urban Redevelopment Authority of Pittsburgh, (B) the Leased Real Property leased by the Company from Progress Street Partners, Ltd., (C) the R&D Equipment Room Lease, and (D) the Mendota Lease Agreement, in an aggregate amount equal to the portion of the Purchase Price allocated to the Owned Real Property and the applicable Leased Real Property that is acceptable to such national title insurance company, subject only to applicable Permitted Liens, which Title Commitments shall be for ALTA Form 1992 Owner’s Policies containing extended coverage with parking, location, access contiguity, fairway, tax parcel, and in the case of a leasehold policy, leasehold endorsements in customary Pennsylvania form, and shall be converted to title insurance policies by mark up on the Closing Date with the actual policies to be delivered as soon as practicable after the Closing;
               (ii) valid surveys of the Owned Real Property referred to in subsection (i) above certified by licensed surveyors conforming to ALTA standards and disclosing the location of all improvements, easements, party walls, sidewalks, roadways, utility lines and access to public streets and roads (the “Surveys”), which Surveys shall, subject in all instances to the Pittsburgh Facility Subdivision and except as otherwise existing on the Owned Real Property prior to the Closing, disclose the location of the improvements thereon to be within the lot lines, the location of the buildings to be substantially within all building and setback lines, no encroachments of buildings or other improvements from adjoining properties or other survey defects other than Permitted Liens and which shall be sufficient to permit the title insurance company to omit the standard survey exceptions from the title insurance policies and issue a same as survey endorsement in customary Pennsylvania form;
                    (iii) a special warranty deed from the Company in customary Pennsylvania form with respect to the conveyance of the Owned Real Property from the Company to the Buyer (the “Deed”); and
                    (iv) evidence of the recording of an instrument confirming the transfer of title to the real property identified as Parcel III on Schedule 2.2(a)(iv) to the Company Disclosure Letter from H.J. Heinz Company or any successor thereto to the Company.
          (i) the Company shall have delivered the 2004 and 2005 S-X Business Financials to the Buyer in accordance with Section 5.32;
          (j) the Company shall have delivered all certificates, instruments, contracts and other documents to be delivered by it pursuant to Section 7.2(d) (including all applicable Collateral Agreements); and
          (k) no event or circumstance which would reasonably be expected to have a Material Adverse Effect shall have occurred.
Pursuant to Section 4.3, the Buyer has made its representations regarding financing the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained elsewhere herein, the parties acknowledge and agree that it shall not be a condition to the obligations of the Buyer under this Agreement that the Buyer has sufficient funds for the payment of the Purchase Price.
     6.2 Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver in writing by the Company) of the following conditions:
          (a) the representations and warranties of the Buyer set forth herein shall have been true and correct in all material respects (other than those that are qualified as to materiality, which shall have been true and correct in all respects) when made and as of the Closing Date, except (i) for changes permitted by this Agreement in accordance with Section 5.27, and (ii) for those representations and warranties that address matters only as of a particular date;
          (b) the Buyer shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;

          (c) no action, suit or proceeding shall be pending by or before any Governmental Entity seeking to prevent consummation of the transactions contemplated by this Agreement, and no judgment, order, decree, stipulation or injunction enjoining or preventing consummation of the transactions contemplated by this Agreement shall be in effect;
          (d) the Buyer shall have delivered to the Company a certificate (the “Buyer Certificate”) signed by a duly authorized officer of the Buyer to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to an action, suit or proceeding involving, or a judgment, order, decree, stipulation or injunction against, the Buyer) of this Section 6.2 have been satisfied;
          (e) the applicable waiting period (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated;
          (f) the Buyer shall have obtained (or caused to be obtained) all of the Buyer Third Party Consents set forth on Schedule 6.2(f) to the Buyer Disclosure Letter and obtained all of the federal, state and local governmental approvals which are required to be obtained by the Buyer to consummate the transactions contemplated by this Agreement;
          (g) the Company shall have received such other customary certificates (such as a certificate of corporate good standing of the Buyer in its jurisdiction of incorporation and certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing; and
          (h) the Buyer shall have delivered all certificates, instruments, contracts and other documents to be delivered by it pursuant to Section 7.3(e) (including all applicable Collateral Agreements).
ARTICLE VII
CLOSING
     7.1 Closing Date. Unless this Agreement shall have been terminated and the transactions contemplated herein shall have been abandoned pursuant to Section 9.1, the closing of the transactions provided for in this Agreement (herein sometimes called the “Closing”) shall take place on the later of (a) March 27, 2006 or (b) the first Monday following the third Business Day after the satisfaction of each party’s obligations to effect the Closing set forth in Article VI at the offices of Pepper Hamilton LLP, 500 Grant Street, Pittsburgh, Pennsylvania, unless another date, time or place is agreed to in writing by the parties hereto (“Closing Date”). For purposes of this Agreement, the Closing will be treated as if it occurred at 12:01 a.m. PT on the Closing Date.
     7.2 Deliveries by the Company at Closing. At Closing, the Company shall deliver or cause to be delivered to the Buyer the following:
          (a) the Deed, bills of sale, the assignment of leases and any other appropriate instruments of sale and conveyance, in form and substance reasonably acceptable to the Buyer, transferring all real property or tangible personal property included in the Acquired Assets to the Buyer;

          (b) the Company Certificate;
          (c) the Company Third Party Consents set forth on Schedule 6.1(f)(i) to the Company Disclosure Letter, including the Heinz IP Consent;
          (d) all other agreements, instruments and certificates the Company is required to deliver to the Buyer at Closing pursuant to this Agreement, including the Collateral Agreements described in Sections 5.5, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12, 5.13,and 5.17(b) of this Agreement; and
          (e) such other documents or instruments reasonably requested by the Buyer or its counsel to effectuate the transactions contemplated hereby.
          7.3 Deliveries by the Buyer at Closing. At the Closing, the Buyer shall deliver or cause to be delivered to the Company the following:
          (a) the Purchase Price;
          (b) such instruments of assumption as the Company may reasonably request to evidence and confirm the Buyer’s assumption of the Assumed Liabilities;
          (c) the Buyer Certificate;
          (d) the Buyer Third Party Consents set forth on Schedule 6.2(f) to the Company Disclosure Letter;
          (e) all other agreements, instruments and certificates the Buyer is required to deliver at Closing pursuant to this Agreement, including the Collateral Agreements described in Sections 5.5, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12, 5.13, and 5.17(b) of this Agreement;
          (f) a properly completed and executed Pennsylvania Sales and Use Tax Exemption Certificate (Pennsylvania Exemption Certificate (REV-1220)) with respect to the tangible personal property included within the Acquired Assets; and
          (g) such other documents or instruments requested by the Company or its counsel to effectuate the transactions contemplated hereby.
ARTICLE VIII
INDEMNIFICATION
     8.1 Survival of Representations and Warranties. All of the representations and warranties of the Company and the Buyer contained in this Agreement shall survive the execution and delivery hereof, and shall remain in full force and effect from and after the Closing Date until the date which is twenty-four (24) months after the Closing Date (the “Survival Date”), except that any representations and warranties contained in Section 3.11 (Taxes) shall survive until the expiration of the statute of limitations for the relevant Tax. Without limiting the generality of the foregoing, with respect to a breach of any representation or warranty for which notice is given prior to 5:00 p.m., New York City time, on the Survival Date, the indemnification obligation set forth in Section 8.2 below shall survive the Survival Date until the claim identified in the notice is finally resolved.
     8.2 Indemnification Generally.
          (a) The Company shall indemnify the Buyer and its directors, officers, employees, stockholders, Affiliates and agents (the “Buyer Indemnified Parties”) against, and hold each Buyer Indemnified Party harmless from, any and all loss, claim, damage or liability, and all costs and expenses (including legal fees and costs) (collectively, “Losses”), incurred by any Buyer Indemnified Party, resulting from or arising out of:
               (i) any breach of the representations and warranties made by the Company in this Agreement (notwithstanding that the subject of such breach may constitute an Assumed Liability), the Collateral Agreements or in any certificate or other instrument furnished or to be furnished to the Buyer hereunder;
               (ii) the non-fulfillment of any agreement or covenant made by the Company in or pursuant to this Agreement, the Collateral Agreements or any certificate or other instrument furnished or to be furnished to the Buyer hereunder; and
               (iii) all Excluded Liabilities.
          (b) The Buyer shall indemnify the Company and its directors, officers, employees, stockholders, Affiliates and agents (the “Company Indemnified Parties”) against, and hold each Company Indemnified Party harmless from, any and all Losses incurred by any Company Indemnified Party, resulting from or arising out of:
               (i) any breach of the representations and warranties made by the Buyer in this Agreement, the Collateral Agreements or in any certificate or other instrument furnished or to be furnished to the Company hereunder;
               (ii) the non-fulfillment of any agreement or covenant made by the Buyer in or pursuant to this Agreement, the Collateral Agreements or any certificate or other instrument furnished or to be furnished to the Company hereunder; and
               (iii) the Assumed Liabilities.
          (c) If any lawsuit or enforcement action (including the commencement of any administrative proceeding, including an administrative proceeding with respect to Taxes) is filed against any party entitled to indemnification hereunder, written notice thereof shall be given by such indemnified party (the “Indemnified Party”) to the Buyer or the Company, as the appropriate indemnifying party (the “Indemnifying Party”) as promptly as practicable (and in any event within fifteen (15) Business Days after the service of the citation or summons). The failure of any Indemnified Party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party demonstrates that the defense of such claim is prejudiced by the Indemnified Party’s failure to give such notice. After such notice, if the relevant Indemnifying Party acknowledges in writing to the Indemnified Party that the relevant Indemnifying Party shall be obligated under the terms of its indemnity hereunder in connection with such lawsuit or action, then the Indemnifying Party shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage attorneys of its own choice, reasonably satisfactory to the Indemnified Party, to handle and defend the same unless the named parties to such action or proceeding include both the relevant Indemnifying Party and the Indemnified Party and the Indemnified Party has been advised by counsel that joint counsel for the Indemnified Party and the relevant Indemnifying Party shall result in a conflict under the applicable rules of professional conduct, in which event the Indemnified Party shall be entitled, at the Indemnifying Party’s cost, risk and expense to separate counsel of its own, reasonably satisfactory to the relevant Indemnifying Party, and (iii) with the consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed to compromise or settle such claim; provided that the relevant Indemnifying Party shall not agree to any compromise or settlement that does not include a complete release of the Indemnified Party from all liability with respect thereto (involving only the payment of money damages and does not impose an injunction or other equitable relief) or that imposes any liability on the Indemnified Party without the consent of Indemnified Party. The Indemnified Party may, at its own cost, participate in (but not control) the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. If the Indemnifying Party fails to respond in writing to the Indemnified Party within thirty (30) calendar days after receipt of the notice of claim by such Indemnified Party, the Indemnified Party against which such claim has been asserted will (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake, at the Indemnifying Party’s cost, risk and expense, the defense of such claim on behalf of and for the account and risk of the Indemnifying Party (but shall not have authority to settle such claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed). If the Indemnified Party assumes the defense of the claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense. Subject to the other provisions hereof, the Indemnifying Party shall be liable for any settlement of any action effected pursuant to and in accordance with this Section 8.2 and for any final judgment (subject to any right of appeal) and the Indemnifying Parties agree to indemnify and hold harmless an Indemnified Party from and against any Losses by reason of such settlement or judgment.
          (d) Any Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Parties and their attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom and, at no out-of-pocket cost to the Indemnified Party, shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours afforded to the Indemnified Party and its agents and representatives to, and reasonable retention by the Indemnified Party of records and information which are reasonably relevant to such third party claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The parties shall cooperate with each other in any notifications to insurers.
          (e) If an Indemnified Party shall have an indemnity claim for Losses other than a claim under Section 8.2(c) above, the Indemnified Party shall deliver to the Indemnifying Party written notice explaining the nature and amount of such claim (if possible) promptly after the Indemnified Party shall know of such claim. The Indemnified Party and

Indemnifying Party shall thereafter attempt in good faith for a period of not less than thirty (30) days to agree upon whether the Indemnified Party is entitled to be indemnified under this Article VIII and the extent to which it is entitled to be indemnified and held harmless hereunder. If the parties cannot so agree within said period, the Indemnified Party may thereafter commence litigation in a court of competent jurisdiction for a determination of its claim. Upon resolution of any claim pursuant to this Section 8.2(e), whether by agreement between the parties or the rendering of a final judgment in any litigation, the Indemnifying Party shall within ten (10) days of such resolution pay over and deliver to the Indemnified Party funds in the amount of any claim as resolved, and any reasonably documented fees, including reasonable attorneys’ fees, incurred by the Indemnified Party with respect to any such litigation, unless otherwise directed by such final judgment by a court of competent jurisdiction.
     8.3 Limitations of Damages.
          (a) No Buyer Indemnified Party shall be entitled to recover from the Company any Losses pursuant to Section 8.2(a)(i) (except for Losses pursuant to indemnity claims for breaches of Section 3.11 (Taxes)) unless and until the amount of such Losses theretofore incurred by Buyer Indemnified Parties exceeds $2,000,000 (the “Losses Threshold”), and then only for such Losses in excess of the Losses Threshold. Except for Losses of Buyer Indemnified Parties pursuant to indemnity claims for breaches of Section 3.11 (Taxes), the maximum aggregate liability obligation of the Company to Buyer Indemnified Parties (including liabilities of the Company for cost, expenses and attorneys’ fees paid or incurred in connection therewith or in connection with the curing of any and all breaches of the Company’s representations, warranties, covenants and agreements) collectively pursuant to Section 8.2(a) shall not exceed seventeen and one-half percent (17.5%) of the Purchase Price.
          (b) Notwithstanding anything to the contrary set forth herein, no limitation or condition of liability or indemnity applicable to the parties shall apply to any breach of a representation or warranty if such representation or warranty was made with actual knowledge by a party that it (i) intentionally contained an untrue statement of a material fact or (ii) intentionally omitted to state a material fact necessary to make the statements contained therein not misleading. Solely for purposes of calculating the amount of Losses incurred arising out of or relating to any breach of a representation or warranty (and not for purposes of determining whether or not a breach has occurred), the references to “Material Adverse Effect” or other materiality qualifications (or correlative terms), including as expressed in accounting concepts such as GAAP, shall be disregarded.
          (c) The amount of any Losses for which indemnification is provided under this Article VIII shall be net of (i) any amounts actually recovered by Indemnified Parties pursuant to any indemnification by or indemnification agreement with any third party (net of any costs incurred to obtain such recovered amounts), and (ii) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Losses (net of any costs incurred to obtain such proceeds or reimbursement and all deductions and adjustments to premiums; and no right of subrogation shall accrue to any insurer or third party indemnitor hereunder) (each such source named in clauses (i) and (ii), a “Collateral Source”). If the amount to be netted hereunder from any payment required hereunder is determined after payment of any amount otherwise required to be paid to an Indemnified Party pursuant to this

Article VIII, the Indemnified Party shall repay to the Company or to the Buyer, as applicable, promptly after such determination, any amount that should not have been paid pursuant to this Article VIII had such determination been made at the time of such payment.
          (d) Each of the Buyer and the Company acknowledge and agree that no Indemnified Party shall be indemnified for any Losses to the extent that such Losses result from actions taken by the Buyer after the Closing (with respect to claims by Buyer Indemnified Parties) or by the Company after the Closing (with respect to claims by Company Indemnified Parties); provided, however, that the foregoing shall not affect a party’s right to assert an indemnification claim. Nothing provided in this Article VIII shall limit any duty of an Indemnified Party to mitigate Losses under Applicable Law.
          (e) With respect to any other party, no party hereto shall be liable for any punitive, indirect or consequential damages or lost profits arising out of, based upon or resulting from the transactions contemplated by this Agreement, or any breach of any representation or warranty or covenant in this Agreement; provided, however, that, with respect to Losses relate to a breach by the Company of Section 3.10 (Environmental Matters), and Section 3.18 (Inventories), solely as it relates to product liability, the term “Losses” may include consequential damages and lost profits.
     8.4 Exclusive Remedy. After the Closing, the rights set forth in this Article VIII shall be the Indemnified Parties’ sole and exclusive remedies with respect to any and all claims for Losses relating to this Agreement. Notwithstanding the foregoing, nothing herein shall prevent any of the parties hereto from bringing (a) an equitable action to enforce a covenant or obligation, including enforcement of Section 5.28, or (b) an action based upon allegations of fraud with respect to the other parties in connection with this Agreement.
     8.5 Tax Treatment. Any indemnification payments under this Article VIII shall be treated to the extent permitted by Applicable Law, for Tax purposes, as adjustments to the Purchase Price.
ARTICLE IX
TERMINATION
     9.1 Termination. This Agreement may be terminated at any time prior to the Closing:
          (a) by the written agreement of the Buyer and the Company;
          (b) by either party by written notice to the other party if the transactions contemplated hereby shall not have been consummated pursuant hereto by 5:00 p.m. EDT on May 29, 2006, unless such date shall be extended by the mutual written consent of the Company and the Buyer, provided that no party may give such notice if its breach of this Agreement has precluded the consummation of this Agreement;
          (c) by either party by written notice to the other party if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and non-appealable;
          (d) by the Buyer if the Company materially breaches any provision of this Agreement and such breach is not cured within fifteen (15) Business Days following delivery by the Buyer to the Company of written notice of such breach; or
          (e) by the Company if the Buyer materially breaches any provision of this Agreement and such breach is not cured within fifteen (15) Business Days following delivery by the Company to the Buyer of written notice of such breach.
     9.2 Event of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, with the exception of the provisions of Section 10.1 relating to publicity, Section 10.2 relating to expenses, Section 5.26 relating to confidentiality, Sections 3.12 and 4.6 relating to brokers, Section 10.12 relating to governing law and jurisdiction, and Section 10.14 relating to waiver of jury trial, this Agreement shall become void, without any liability to any party in respect hereof or of the transactions contemplated hereby on the part of any party hereto, or any of its directors, officers, employees, agents, consultants, representatives, advisers, stockholders or Affiliates, except for any liability resulting from such party’s breach of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, if this Agreement is terminated pursuant to Section 9.1(d) or 9.1(e), the terminating party’s right to pursue all legal remedies available to it will survive such termination unimpaired.
ARTICLE X
MISCELLANEOUS
     10.1 Public Announcement. Immediately after the date hereof, the Buyer and the Company shall mutually agree on and issue a joint press release with respect to this Agreement and the transactions contemplated hereby. Notwithstanding the immediately preceding sentence, no press release or other formal public announcement with respect to this Agreement or any of the transactions contemplated hereby shall be made without the express written approval of the Buyer and the Company; provided, however, that if, in the opinion of counsel for the Buyer or the Company, public disclosure of the pendency of such transactions is required under the Federal securities laws, the consent or approval of the other to the release of such publicity and the content thereof shall not be unreasonably withheld or delayed.
     10.2 Payment of Costs and Expenses. Except as set forth in Section 5.19 (Taxes) and Section 5.32 (Regulation S-X), each of the parties hereto will bear all legal, accounting, investment banking and other expenses incurred by it or on its behalf in connection with the transactions contemplated by this Agreement, whether or not such transactions are consummated. Notwithstanding the foregoing, whether or not any of the transactions contemplated by this Agreement are consummated, (i) the Buyer shall pay the cost of all surveys, title insurance policies, “Phase I” and other environmental reports, and title reports obtained by it in connection with this Agreement and the transactions contemplated hereby; (ii) the Company shall pay the cost of lien searches; and (iii) the Buyer and the Company shall share equally in all filing costs and fees required to be paid in connection with any filings made or notices given pursuant to the HSR Act or pursuant to any other antitrust or competition law.

     10.3 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party; provided, however, that the Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to assume liabilities and to perform its obligations hereunder (in any or all of which cases the Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder). Furthermore, the Buyer may collaterally assign this Agreement to any sources of financing solely to secure the Buyer’s obligations under any credit arrangements entered into in connection with this Agreement (and any refinancings or substitutions thereof), and any party may assign its right to receive a payment entitled to be received by it pursuant to this Agreement.
     10.4 Entire Agreement. This Agreement, together with the Collateral Agreements and Exhibits hereto and thereto, the Company Disclosure Letter and the Buyer Disclosure Letter, sets forth the entire understanding of the parties, and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof, other than the Confidentiality Agreement, to the extent not in conflict with this Agreement and which Confidentiality Agreement will terminate as of the Closing in accordance with the terms of Section 5.26 hereof. This Agreement shall not be modified or amended except by written agreement of the parties hereto. The representations, warranties, covenants, agreements and indemnifications provided for in this Agreement shall be unaffected by any investigation made by or on behalf of any party hereto.
     10.5 Severability; Enforceability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if the invalid or unenforceable provision was omitted. Insofar as any of the representations and warranties contained in Article III and Article IV of this Agreement relate to the enforceability of any agreement in accordance with its terms, in each instance such representation, warranty or opinion is subject, as to enforceability of remedies, to applicable bankruptcy, reorganization, insolvency and similar laws and to moratorium laws from time to time in effect and to the discretion of the court before which any proceeding therefor is brought in ordering any equitable relief such as specific performance or injunctive relief.
     10.6 Bulk Sales Laws. The Buyer acknowledges that the Company has not taken, and does not intend to take, any action required to comply with any applicable bulk sale or bulk transfer laws or similar laws.
     10.7 Counterparts. This Agreement may be executed in two or more counterparts (including via facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and in pleading or proving any provision of this Agreement it shall not be necessary to produce more than one such counterpart.
     10.8 Notices. Any notice, request, consent or other instrument or thing required or permitted to be given, made, served or delivered to any of the parties hereto shall be in writing and shall be deemed to have been duly given, made, served or delivered (a) on the date delivered if delivered personally; (b) on the next Business Day following the date of deposit (i) in United States first-class express mail, postage prepaid or (ii) with an overnight courier service guaranteeing next-Business Day delivery; or (c) on the date of facsimile transmission if transmitted prior to 5:00 p.m. local time of the recipient on a Business Day (provided that confirmation of receipt of such telecopy transmission is confirmed by the recipient on such date), otherwise on the next Business Day; in any case addressed or transmitted as follows (or in accordance with a party’s instructions specified in a notice given pursuant to this Section 10.8):
If to the Company, to:

Del Monte Corporation
One Market Street
San Francisco, CA 94105
Attention: General Counsel
Telephone: 415.247.3262
Facsimile: 415.247.3263

With a copy to:

Pepper Hamilton LLP
400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
Attention: John P. Duke
Telephone: 610.640.7839
Facsimile: 610.640.7835

If to the Buyer, to:

TreeHouse Foods, Inc.
Two Westbrook Corporate Center, Suite 1070
Westchester, IL 60154
Attention: General Counsel
Telephone: 708.483.1340
Facsimile: 708.483.1062

With a copy to:

Vedder, Price, Kaufman & Kammholz P.C.
222 N. LaSalle Street, Suite 2400
Chicago, IL 60601
Attention: William J. Bettman
Thomas P. Desmond
Telephone: 312.609.7500
Facsimile: 312.609.5005

     10.9 Waivers. Any waiver by the Company or the Buyer of any breach of or failure to comply with any provision of this Agreement by the other party shall be in writing and shall not be construed as, or constitute, a continuing waiver of such provision, or a waiver of any other breach of, or failure to comply with, any other provision of this Agreement.
     10.10 Third Parties. Nothing herein is intended or shall be construed to confer upon or give to any person, other than the parties hereto and any assignees permitted by Section 10.3 of this Agreement, any rights or remedies under or by reason of this Agreement.
     10.11 Rules of Construction. Each of the parties has contributed to the drafting of this instrument; accordingly, no rule of strict construction shall be applied against any party hereto. For purposes of this Agreement, the materiality of any fact(s), omission(s), exception(s) or other matter(s), insofar as they relate to either party and/or its subsidiaries, shall be judged based on such party and its subsidiaries taken as a whole.
     10.12 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of Delaware applicable to contracts between residents of that state and executed in and to be performed entirely within that state. Each party hereto irrevocably and unconditionally consents to personal jurisdictions in the Commonwealth of Pennsylvania and the State of Illinois and voluntarily submits to the jurisdiction of the courts of the Commonwealth of Pennsylvania and Chicago, Illinois in any action or proceeding with respect to this Agreement, including the federal district courts located in the Commonwealth of Pennsylvania and Chicago, Illinois for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each party agrees not to commence any actions, suit or proceeding relating thereto except in such courts). In the event Buyer brings any legal action against Company or its Affiliates with respect to the transactions hereof, Buyer shall bring such action solely in the Commonwealth of Pennsylvania. In the event Company brings any legal action against Buyer or its Affiliates with respect to the transactions hereof, Company shall bring such action solely in Chicago, Illinois.
     10.13 STATUTORY COAL NOTICE. NOTICE: THIS AGREEMENT MAY NOT SELL, CONVEY, TRANSFER, INCLUDE OR INSURE THE TITLE TO THE COAL AND RIGHT OF SUPPORT UNDERNEATH THE SURFACE LAND DESCRIBED OR REFERRED TO HEREIN, AND THE OWNER OR OWNERS OF SUCH COAL MAY HAVE THE COMPLETE LEGAL RIGHT TO REMOVE ALL OF SUCH COAL, AND IN THAT CONNECTION, DAMAGE MAY RESULT TO THE SURFACE OF THE LAND AND ANY HOUSE, BUILDING OR OTHER STRUCTURE ON OR IN SUCH LAND. THE INCLUSION OF THIS NOTICE DOES NOT ENLARGE, RESTRICT OR MODIFY ANY LEGAL RIGHTS OR ESTATES OTHERWISE CREATED, TRANSFERRED, EXCEPTED OR RESERVED BY THIS INSTRUMENT. (This notice is set forth in the manner provided in Section 1 of the Act of July 17, 1957, P.L. 984, as amended, and is not intended as notice of unrecorded instruments, if any.) The foregoing Notice shall be set forth in the Deed, together with the Notice required by the Pennsylvania Bituminous Mine Subsidence and Land Conservation Act of 1966, and Buyer shall acknowledge the same.
     10.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION,

PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
     10.15 Specific Performance. Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof.
(signature page follows)

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

DEL MONTE CORPORATION

By:	/s/ Jeff Berry

Name:	Jeff Berry
Title:	Vice President, Strategic Planning and Business Development

TREEHOUSE FOODS, INC.

By:	/s/ Thomas O’Neill

Name:	Thomas O’Neill
Title:	Senior Vice President